EXHIBIT 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

between

INFOSPACE, INC.

and

MOTRICITY, INC.

Dated as of October 15, 2007

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TABLE OF CONTENTS

(Continued)

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TABLE OF CONTENTS

(Continued)

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LIST OF EXHIBITS

Exhibit A	Bill of Sale
Exhibit B	Assignment and Assumption Agreement
Exhibit C	Transferred Business Intellectual Property Rights Assignment
Exhibit D	Transition Services Agreement
Exhibit E-1	Lease Assignments
Exhibit E-2	Real Property Sublease
Exhibit F	Hosting and Co-Location Services Agreement
Exhibit G	Intellectual Property License Agreement
Exhibit H	Assumed Contracts
Exhibit I	Excluded Assets
Exhibit I-1	Other Excluded Assets
Exhibit J	Purchased Assets
Exhibit J-1	Other Purchased Assets
Exhibit K	Post-Execution Contracts

Annex 1	Investor Escrow Agreements
Annex 2	Koala Escrow Agreement
Annex 3	Purchaser Escrow Agreement

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is dated as of October 15, 2007 (the “Agreement”), between InfoSpace, Inc., a Delaware corporation (“Seller”), and Motricity, Inc., a Delaware corporation (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Seller and certain Subsidiaries of Seller are engaged in, among other things, the Business; and

WHEREAS, Purchaser, through itself and one or more of its Subsidiaries, desires to purchase and assume, and Seller, through itself and one or more of its Subsidiaries, desires to sell, transfer and assign certain of the assets and liabilities related to the operation of Seller’s mobile data infrastructure business, as it is currently conducted, which includes the delivery of (i) mobile private-label software products, consulting and management services to mobile operator customers for the provisioning of portal, storefront, search and messaging solutions for mobile devices, and (ii) mobile media content products, including ringtones, news and information, graphics and games, to mobile devices used by subscribers of mobile operator customers and certain other specified customers (collectively, the “Business”), to Purchaser, on the terms and subject to the conditions specified in this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

1.1 Definitions.

Unless otherwise provided herein, capitalized terms used in this Agreement have the meanings ascribed to them by definition in this Agreement or in Annex A.

1.2 Rules of Construction.

(a) This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

(b) Whenever the words “include”, “including”, or “includes” appear in this Agreement, they shall be read to be followed by the words “without limitation” or words having similar import.

(c) When a reference is made in this Agreement to an Article, Section, Annex, Exhibit, Schedule, clause or subclause, such reference shall be to an Article, Section, Annex, Exhibit, Schedule, clause or subclause of this Agreement.

(d) The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

(f) Any reference herein to “dollars” or “$” shall mean United States dollars.

ARTICLE II

SALE OF ASSETS AND ASSUMPTION OF LIABILITIES

2.1 Asset Purchase.

(a) On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall, and shall cause each of the Other Sellers, as appropriate, to, sell, assign, transfer, convey and deliver to Purchaser and/or its Designees, and Purchaser shall or shall cause one or more of its Designees to purchase, acquire and accept from Seller and the Other Sellers, as appropriate, all of Seller’s and the Other Sellers’ respective right, title and interest in and to the Purchased Assets, free and clear of all Liens (other than Permitted Liens).

(b) On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall, and shall cause each of the Other Sellers, as appropriate, to, sell, assign, transfer, convey and deliver to Purchaser and/or its Designees, and Purchaser shall, or shall cause one or more of its Designees to, purchase, acquire and accept from Seller and the Other Sellers, as appropriate, the Transferred Business Intellectual Property Rights, including the right to pursue past damages based on third-party infringement of the Transferred Business Intellectual Property Rights, subject to the terms of any preexisting non-exclusive licenses granted to third parties in the ordinary course of business concerning such Transferred Business Intellectual Property Rights.

2.2 Assumption by Purchaser of Certain Liabilities; Retention by Seller of Remaining Liabilities.

(a) On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser or one of its Designees shall assume and agree to pay, perform and discharge when due the following liabilities, obligations, guarantees (including lease guarantees), damages, losses, debts, claims, demands, judgments or settlements of any nature or kind, whether known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, (collectively, “Liabilities”), of Seller and the Other Sellers (the “Assumed Liabilities”):

(i) all Liabilities of Seller and its Subsidiaries arising on, prior to or after the Closing Date under the Assumed Contracts, including liabilities to suppliers thereunder, but excluding any Liabilities with respect to any Proceedings arising out of such Assumed Contracts prior to the Closing Date;

(ii) any Liabilities arising on or after the Closing Date for any infringement or alleged infringement by Purchaser or any Subsidiary of Purchaser of (i) the rights of any other Person relating to Technology or Intellectual Property Rights, or (ii) any right of any other Person relating to Technology or Intellectual Property Rights pursuant to any license, sublicense or agreement;

(iii) all Liabilities of Seller and its Subsidiaries in respect of the Products to the extent that such Products were provided, developed and/or sold on or after the Closing Date, including Liabilities for refunds, adjustments, allowances, repairs, and warranty and other claims arising on or after the Closing Date;

(iv) except as expressly provided herein, all Liabilities of Seller and its Subsidiaries relating to any Transferred Employee arising out of events or occurrences on or after the Closing Date, including severance for any terminations of Transferred Employees by Purchaser or Seller on or after the Closing Date, in each case in accordance with Purchaser’s covenants in Section 6.6(a)(v);

(v) all Business Environmental Liabilities to the extent arising from facts or circumstances caused or occurring as a result of the conduct of the Business on or after the Closing Date;

(vi) except as expressly provided herein, all Liabilities in respect of Taxes to the extent based upon the operation of the Business by Purchaser on or after the Closing Date;

(vii) except as expressly provided herein, all other Liabilities arising out of or relating to or incurred in connection with the operation of the Business, on or after the Closing Date by Purchaser (including the use of any of the Business Intellectual Property Rights or Licensed Business Intellectual Property Rights by Purchaser, its Designees or permissible licensees and any condition arising on or after the Closing Date with respect to the Purchased Assets); and

(viii) all Liabilities set forth on the Final Closing Statement of Working Capital.

Notwithstanding anything to the contrary above, the Assumed Liabilities shall not include (i) any Liability of Seller or any Other Seller for Taxes (except as provided in Section 6.12(a)), (ii) any

Liability of the Netherlands Subsidiary for Taxes for any taxable period ending prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date, (iii) any Liability of Seller or any Other Seller for the Taxes of any other Person as a transferee or successor, by contract, or otherwise, or (iv) any Liability of the Netherlands Subsidiary for the Taxes of any other Person as transferee or successor, by contract or otherwise, for any taxable period ending prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.

Nothing set forth in this Section 2.2(a) is intended or shall be construed to derogate any of the representations or warranties set forth in this Agreement.

(b) Neither Purchaser nor any of its Designees shall be obligated to assume, pay, perform, discharge or be responsible for any Liabilities of Seller or any Subsidiary thereof other than (i) the Assumed Liabilities and (ii) as otherwise expressly set forth herein (collectively, the “Excluded Liabilities”). Without limiting the generality of the foregoing, the Excluded Liabilities shall include:

(i) any Liability of Seller or any Subsidiary thereof to the extent arising out of or relating to the operation, use or operation of (x) any Retained Business or any discontinued operation of Seller or any of its Subsidiaries as of the Closing, or (y) any Excluded Asset;

(ii) except as otherwise expressly provided for herein, all Liabilities to or in respect of any employees of Seller or any Subsidiary thereof other than Transferred Employees;

(iii) any Liabilities relating to or at any time arising under or in connection with any Seller Plan, Seller International Plan, “employee benefit plan” (as defined in Section 3(3) of ERISA), or any other benefit plan, program, agreement or arrangement at any time maintained, sponsored or contributed or required to be contributed to by Seller or any of its Affiliates, or with respect to which Seller or any of its Affiliates has any Liability, and any Liabilities arising out of, relating to or incurred in connection with the employment or service by, or termination from employment or service with, Seller or any of its Affiliates of any Person (including any Transferred Employee), including any and all Liabilities pertaining to any salary or wages, vacation pay, bonuses or any other type of compensation or benefits, other than the Assumed Liabilities described in Section 2.2(a)(iv) and Section 2.2(a)(viii);

(iv) any Liability arising out of any Proceeding commenced on or prior to the Closing;

(v) notwithstanding the actual accounting treatment thereof as a reduction to accounts receivable or as a Liability, any reduction to the revenue recognized or receivables collectable after the Closing with respect to the Business that results from Purchaser having to provide a credit, offset or other similar adjustment to a customer due to a service level violation (or other like event preventing Seller or any Other Seller from providing services to a customer of the Business) occurring on or prior to the Closing;

(vi) any Liability of Seller or any Subsidiary thereof to any of its stockholders (in their capacity as stockholders);

(vii) any Liability (x) for indebtedness for borrowed money, (y) pursuant to capital leases, or (z) pursuant to a guarantee of indebtedness of any other Person for borrowed money;

(viii) all Business Environmental Liabilities to the extent arising from facts or circumstances caused or occurring as a result of the conduct of the Business prior to the Closing Date; and

(ix) all Liabilities for any legal, accounting, investment banking, brokerage or similar fees or expenses incurred by Seller or any Subsidiary thereof in connection with, resulting from or attributable to the transactions contemplated by this Agreement.

2.3 Transfer of Purchased Assets, Transferred Business Intellectual Property Rights and Assumed Liabilities.

(a) The Purchased Assets and the Transferred Business Intellectual Property Rights shall be sold, conveyed, transferred, assigned and delivered, and the Assumed Liabilities shall be assumed, pursuant to transfer and assumption agreements and such other instruments in such form as may be necessary or appropriate to effect a conveyance of the Purchased Assets and an assumption of the Assumed Liabilities in the jurisdictions in which such transfers are to be made in each case in a mutually agreeable form. Such transfer and assumption agreements and other instruments shall include a bill of sale in the form attached hereto as Exhibit A (the “Bill of Sale”), an assignment and assumption agreement in the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”), and/or assignment in the form attached hereto as Exhibit C (the “Transferred Business Intellectual Property Rights Assignment”), with only such deviations therefrom as are required by local Law and, where necessary, such other agreements as may be necessary or appropriate to effect the purchase and assignment of the Purchased Assets, Transferred Business Intellectual Property Rights and Assumed Liabilities (collectively, the “Ancillary Agreements”), and shall be executed no later than at or as of the Closing by Seller and all Other Sellers, as appropriate, and Purchaser and/or one or more of its Designees, as appropriate.

(b) Notwithstanding the foregoing and unless otherwise stated in the Transition Services Agreement, the Intellectual Property License Agreement, the Hosting and Co-Location Services Agreement or any agreements to effect the transfer of the Real Property:

(i) Purchaser and Seller will cooperate reasonably and in good faith and provide reasonable assistance to the other party to prepare the Purchased Assets for relocation and relocate the Purchased Assets from Seller’s or its Subsidiaries’ facilities at which such Purchased Assets are then located (each a “Seller Facility”);

(ii) Purchaser and Seller will cooperate reasonably and in good faith and provide reasonable assistance to the other party to prepare the Excluded Assets for relocation and relocate the Excluded Assets from Purchaser’s or its Subsidiaries’ facilities at which such Excluded Assets are then located (each a “Purchaser Facility”);

(iii) Purchaser and Seller will cooperate reasonably and in good faith and provide reasonable assistance to the other party (A) in connection with the planning and implementation of the transfer of the Purchased Assets and Excluded Assets, as appropriate, and (B) on all data transfer, delivery, transmission and reformatting activities reasonably necessary to convey the Purchased Assets and the Transferred Business Intellectual Property Rights;

(iv) With respect to costs incurred in connection with third parties, Seller will be responsible for performing and bearing the cost of separating shared applications and data related to the Business and its and its Subsidiaries other business, including obtaining and paying for required “base” hardware and licenses associated with such separation (but not any per-user, per-seat, periodic recurring or similar fees), provided that any such costs paid by Seller shall be deemed to be Consent Payment Amounts;

(v) Each party hereto will reimburse the other party for all damages to the such other party’s facility caused by the party hereto’s removal, detachment, disconnection or transportation of the Purchased Assets or Excluded Assets, as appropriate;

(vi) Until all of the Purchased Assets are removed from a Seller Facility and all of the Excluded Assets are removed from a Purchaser Facility, Purchaser and Seller will cooperate reasonably and in good faith and provide reasonable assistance to the other party so that Purchaser and its authorized agents or representatives or Seller and its authorized agents or representatives, respectively, upon prior notice, will have reasonable access to the Seller Facility or the Purchaser Facility, as appropriate, to the extent necessary to disconnect, detach, remove, package and crate the Purchased Assets or Excluded Assets, respectively, for transport; and

(vii) except as otherwise set forth in this Section 2.3(b), each party will bear its own costs and expenses in cooperating and providing assistance, or taking such other actions as are necessary, contemplated by this Section 2.3(b).

2.4 Approvals and Consents; Novation.

(a) Notwithstanding anything to the contrary contained in this Agreement and subject to the last proviso of this sentence and the provisions of Sections 2.5 and 2.6, to the extent that the sale, conveyance, transfer, assignment or delivery or attempted sale, conveyance, transfer, assignment or delivery to Purchaser or any of its Designees of any Purchased Asset (or any asset that would otherwise be a Purchased Asset hereunder) (i) would result in a violation of any applicable Law, (ii) would require any licenses, certificates, permits, approvals, clearances, expirations or terminations of applicable waiting periods, authorizations, qualifications or orders of any Governmental Authority (each a “Governmental Consent”), (iii) would require any approvals, waivers, licenses or consents of any third party (each a “Third Party Consent,” and, together with Governmental Consents, “Consents”), or (iv) would require any notices to any Governmental Authority or any third party, and such Consents shall not have been obtained or notices given prior to the Closing, this Agreement shall not constitute a sale, conveyance, transfer, assignment or delivery, or an attempted sale, conveyance, transfer, assignment or delivery thereof if any of the foregoing would constitute a breach of applicable Law or the rights of any such Governmental Authority or third party; provided, however, that the Closing shall occur notwithstanding the foregoing without any adjustment to the Purchase Price on account of such required authorization; provided, further, however, that this Section 2.4 (other than the immediately following sentences, to which the Required Consents shall apply) shall not (x) be applicable to any Required Consents, other than with respect to any Required Consent which is waived as a condition to Closing or (y) be construed to derogate any of the representations or warranties set forth in Section 4.2(b) or Section 4.5(b). Prior to the Closing, and, as necessary, following the Closing, the parties shall use commercially reasonable efforts, and shall cooperate with each other, to obtain promptly (A) such Consents and deliver such notices (including identifying such Consents or notices and consulting with each other regarding such Consents or notices) and (B) the enterprise software license agreement with Microsoft Corporation referred to in the definition of Consent Payment Amount; provided, however, that Seller shall be responsible for, and shall control any negotiations with third parties regarding any such Consents; provided, further, however, that (I) neither party shall agree to the payment of any Consent Payment Amounts without the consent of the other party, such consent not to be unreasonably withheld, delayed or conditioned, and (II) Seller shall not agree to any modification to the terms of any Contract for purposes of obtaining a Consent or agree to any material term in such enterprise software license agreement in any such case without the prior consent to Purchaser, such consent not to be unreasonably withheld, delayed or conditioned. Pending or in the absence of such Consents or notices, Seller shall, and shall cause any Other Seller to, hold such Purchased Assets for the use and benefit, insofar as reasonably possible, of Purchaser or any of its Designees. The parties shall cooperate with each other to enter into mutually agreeable and lawful arrangements designed to provide to Purchaser or its Designee with the costs and benefits of the use of such Purchased Asset and to Seller or any Other Seller the benefits, including any indemnities, that they would have obtained had the Purchased Asset been conveyed to Purchaser or its Designee at the Closing. Once such Consent is obtained or notice is delivered, Seller shall or shall cause the Other Sellers to sell, assign, transfer, convey and license such Purchased Asset to Purchaser or its Designee for no additional consideration. Purchaser and Seller shall equally share any applicable Transfer Taxes in connection with such sale, assignment, transfer, conveyance or license in accordance with Section 6.12(a)(i). To the extent that any Purchased Asset cannot be provided to Purchaser or its Designee following the Closing pursuant to this Section 2.4, Purchaser and Seller shall use commercially reasonable efforts to enter into such arrangements (including subleasing, sublicensing or subcontracting) to provide to the parties the economic (taking into account Tax costs and benefits) and, to the extent permitted under applicable Law, operational equivalent of obtaining such Consent or delivering such notice and the performance by Purchaser or its Designee of its obligations thereunder. Subject to the terms above, to the extent permitted under applicable Law, Seller and the Other Sellers shall hold in trust for and pay to Purchaser or its Designee promptly upon receipt thereof, such Purchased Assets and all income, proceeds and other monies (net of all reasonable incremental costs associated with the retention and maintenance of the Purchased Assets (“Maintenance Costs”)) received by Seller or any Other Seller to the extent related to its use of any such Purchased Asset in connection with the arrangements under this Section 2.4. Notwithstanding the foregoing, Seller shall have no obligation whatsoever to retain any portion of the Business, other than any individual asset or Contract (but only until such time as the transfer thereof may be effected in accordance with this Agreement), in order to obtain any such Consents or waivers referred to in this Section 2.4 or elsewhere in this Agreement. Nothing in this Section 2.4 shall require any waiver of any conditions to the conditions to the consummation of the transactions contemplated hereby set forth in Article VII.

(b) Seller and Purchaser shall equally share the cost of all Consent Payment Amounts for all amounts up to and not in excess of the Consent Payment Threshold Amount, and Seller shall be responsible for, and shall reimburse Purchaser for all Consent Payment Amounts incurred or paid by Purchaser in excess of the Pro Rata Threshold Amount. Without derogating the intent of the foregoing sentence, until the forty-fifth (45th) calendar day following the Closing Date, Seller shall make any payments that are Consent Payment Amounts and be reimbursed by Purchaser following such forty-fifth (45th) calendar day as set forth in this Section 2.4(b). On the forty-fifth (45th) calendar day following the Closing Date, and at such additional dates thereafter as reasonably requested by a party, Seller and Purchaser shall: (i) prepare and deliver to the other party a statement showing the total Consent Payment Amounts paid or incurred by such party as of the date thereof (each a “Consent Payment Statement”); and (ii) make available to the other party and its representatives all relevant receipts and records relating to such Consent Payment Statement. The parties shall then add the amounts set forth on the Consent Payment Statement prepared by Seller and the Consent Payment Statement prepared by Purchaser (the “Aggregate Consent Payment Amount”). To the extent that the Aggregate Consent Payment Amount is less than or equal to the Consent Payment Threshold Amount, the parties shall divide (x) the Aggregate Consent Payment Amount by (y) two (the “Pro Rata Consent Payment Amount”), and the party that has shown a lower Consent Payment Amount on its Consent Payment Statement shall promptly pay to the other party the difference between (1) the Pro Rata Consent Payment Amount and (2) the Consent Payment Amount set forth on such party’s Consent Payment Statement (to the extent such amounts have not been previously paid or reimbursed). To the extent that the Aggregate Consent Payment Amount is in excess of the Consent Payment Threshold Amount, then Seller shall reimburse to Purchaser all Consent Payment Amounts incurred or paid by Purchaser in excess of the Pro Rata Threshold Amount.

2.5 Novation and Assignment.

Without limiting the generality of Section 2.4 or any other provision hereof, each party hereto, at the request of the other party, shall, and shall cause any Subsidiary thereof to, use commercially reasonable efforts to obtain, or to cause to be obtained, any Consent, substitution, or amendment required to novate any Contract requiring a novation pursuant to such Contract or local Law that constitutes part of the Purchased Assets or the Assumed Liabilities or to obtain in writing the unconditional release of such third party to such arrangements, so that, Purchaser and/or its Designees will be solely responsible for performance of Assumed Liabilities under such Contracts. If and when any such Consent or waiver shall be obtained or such agreement, lease, license or other rights or obligations shall otherwise become assignable or able to be novated, Seller or such Subsidiary shall thereafter assign, or cause to be assigned, all its rights, obligations and other liabilities thereunder to Purchaser or its Designee without receipt of further consideration (other than Maintenance Costs), and Purchaser or its Designee shall, without the payment of any further consideration (other than Maintenance Costs), assume such rights and obligations.

2.6 Consents for Real Property Assignments and Subleases. Without limiting the generality of Section 2.4 or any other provision hereof:

(a) Promptly following execution of this Agreement, Seller or such Other Seller, as applicable, shall contact the Landlords of the Assigned Real Property and the Subleased Real Property and seek each Landlord’s Consent (which, for purposes of this Section 2.6, shall be deemed to include providing a substitute for that certain underlease between Aleri Limited and InfoSpace Investments Ltd., dated February 17, 2006, with the Landlord thereunder) to the applicable Lease assignments or subleases. Seller or such Other Seller, as applicable, shall use commercially reasonable efforts to obtain such Consents, but shall not be required to commence judicial proceedings for a declaration that a required Landlord Consent has been unreasonably withheld or delayed. In connection with the foregoing, Seller or such Other Seller, as applicable, shall have the right to pay any additional consideration payable prior to the Closing or provide any additional security or guarantees to the Landlords at its sole cost and expense and at Seller’s or Other Seller’s sole option; provided, however, that neither Seller nor such Other Seller shall agree to any amendment or modification to the terms of the Lease with respect to the Assigned Real Property and the Subleased Real Property that will have a material and adverse effect on the terms of such Lease on or after the Closing without Purchaser’s prior written consent.

(b) Purchaser and its Designees shall use commercially reasonable efforts to cooperate with Seller or such Other Seller, as applicable, in attempting to obtain the Consents contemplated by Section 2.6(a), including (i) providing financial statements, references and substitute security and/or guarantees as may be reasonably requested by the relevant Landlords, (ii) entering into any amendments to the Leases of the Assigned Real Property as may be reasonably requested by the relevant Landlords or (iii) entering into direct Leases of the Assigned Real Property and, if possible, the property that is the subject of the Real Property Subleases with the relevant Landlords, if requested by such Landlords. Any additional consideration paid by Seller in order to obtain a Consent from any such Landlord shall be deemed to be a Consent Payment Amount. Neither Purchaser nor any of its Designees shall communicate directly with any of Seller’s or any Other Seller’s Landlords without the prior consent of Seller or such Other Seller, as applicable.

(c) If, despite the efforts of the parties as set forth above, a Landlord of an Assigned Real Property or Subleased Real Property fails to consent to the applicable Lease assignment or sublease prior to the Closing Date, Purchaser or one of its Designees shall be entitled to occupy the relevant Assigned Real Property or Subleased Real Property as a licensee upon the terms and conditions contained in the Seller’s, or Other Seller’s, Lease of such Assigned Real Property or the terms of the relevant sublease, as applicable. Such license shall not be revocable due to the relevant Landlord’s failure to consent, unless (A) the relevant Landlord formally, unconditionally refuses to consent or (B) an enforcement action or forfeiture by the relevant Landlord due to Purchaser’s or one of its Designee’s occupation of such Real Property cannot, in the reasonable opinion of Seller, be avoided other than by requiring Purchaser or one of its Designees to immediately vacate the relevant Real Property. In either such event, Seller or such Other Seller, as applicable, may terminate the license by delivering written notice to Purchaser, and Purchaser or its Designee shall vacate the relevant Real Property as promptly as commercially practicable after a notice served by Seller. Neither Purchaser nor any of its Designees shall be entitled to make any claim or demand against, or obtain reimbursement from, Seller or any Other Seller with respect to any costs, losses, claims, liabilities or damages incurred by Purchaser or any of its Designees as a consequence of being obliged to vacate a Real Property or in obtaining alternative premises, including, without limitation, any enforcement action which a Landlord may take against Purchaser or any of its Designees.

ARTICLE III

PURCHASE PRICE AND ADJUSTMENTS

3.1 Purchase Price.

The purchase price in respect of the transactions contemplated hereby shall be an amount in cash equal to One Hundred and Thirty-Five Million dollars and no cents ($135,000,000)(the “Purchase Price”), which comprises the total purchase price to be paid for the Purchased Assets, Transferred Business Intellectual Property Rights and Assumed Liabilities in each respective jurisdiction as provided in the Allocation Schedule. The amounts payable in respect of transactions contemplated hereby shall be further adjusted as contemplated by Section 3.3.

3.2 Payment of Purchase Price.

On the Closing Date, Purchaser shall pay for itself (where it is acting as Purchaser) and on behalf of its Designees to Seller for its own account and otherwise as agent for each of the relevant Other Sellers the Purchase Price. Without modifying Section 9.2(i), such amount shall be payable in United States dollars in immediately available federal funds to such bank account or accounts as shall be designated in writing by Seller no later than the second Business Day prior to the Closing.

3.3 Working Capital Amount; Reimbursement.

(a) At least five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser a statement (the “Estimate Statement”) setting forth the Estimated Working Capital Amount. The Estimate Statement shall contain a level of detail sufficient to identify the components used to calculate the Estimated Working Capital Amount and shall be prepared in good faith by Seller in accordance with the accounting principles, procedures and assumptions set forth in Section 4.13 of the Disclosure Letter. To the extent that the Estimated Working Capital Amount is less than zero, Seller shall pay to Purchaser at Closing the amount by which the Estimated Working Capital Amount is less than zero (the “Working Capital Deficiency Adjustment”).

(b) As promptly as practicable following the Closing, but in no event later than ninety (90) calendar days following the Closing Date, Seller shall: (i) prepare and deliver to Purchaser a statement (x) showing the Working Capital Amount as calculated by Seller and (y) the total Consent Payment Amounts incurred by any party as of the date thereof (the “Closing Statement of Working Capital”); and (ii) make available to Purchaser and its representatives all relevant books and records relating to the Closing Statement of Working Capital. Purchaser shall provide Seller and its representatives with reasonable access, during normal business hours, to the facilities, personnel and accounting records of the Business acquired by Purchaser or its Designee, to the extent reasonably necessary to permit Seller to prepare the Closing Statement of Working Capital.

(c) During the 45-day period following Purchaser’s receipt of the Closing Statement of Working Capital (the “Review Period”), Purchaser and its representatives, including its independent auditors, shall be afforded the opportunity to review the Closing Statement of Working Capital and the calculations related thereto. Seller or any Subsidiary thereof shall provide reasonable assistance, including reasonable access to information concerning the Business that is retained by Seller and its Subsidiaries following the Closing, to Purchaser its Designees or any representatives, including its independent auditors, in connection with such review.

(d) If Purchaser disputes the Closing Statement of Working Capital or any calculation related thereto (other than the accounting principles, procedures, assumptions and estimates set forth in Section 4.13 of the Disclosure Letter, which Purchaser shall not be permitted to dispute), Purchaser shall deliver to Seller, prior to the expiration of the Review Period, a proposed adjustment notice (“Proposed Adjustment Notice”), which shall contain, in reasonable detail, the items of dispute and the adjustment it recommends making to the Closing Statement of Working Capital to address such disputes, to the extent reasonably available. If the Proposed Adjustment Notice is not delivered to Seller prior to the expiration of the Review Period, the Closing Statement of Working Capital shall become final, binding and conclusive on all parties.

(e) If a Proposed Adjustment Notice is delivered within the Review Period, Purchaser and Seller shall negotiate in good faith to resolve such dispute for a 30-day period commencing on the date such notice is received by Seller. If Purchaser and Seller subsequently resolve such dispute during such 30-day period, Purchaser and Seller shall document such resolution in writing and the Closing Statement of Working Capital, as modified, if applicable, by such writing, shall be final, binding and conclusive on all parties. If Purchaser and Seller cannot resolve such dispute within such 30 day period, Purchaser and Seller shall retain Ernst & Young LLP to act as the arbitrator (the “Arbitrator”) of such dispute; provided, however, that if either party shall reasonably discover a conflict of interest associated with the Arbitrator, the parties shall retain a mutually agreeable alternative nationally-recognized accounting firm without such a conflict of interest to act as the Arbitrator. Any arbitration shall be conducted in New Castle County, Delaware, and such proceedings shall be in English. The parties hereto shall instruct the Arbitrator to act promptly to resolve any dispute in accordance with the terms of this Agreement. In resolving any disputed items, the Arbitrator may not assign a value to any disputed item greater than the greatest value for such disputed item claimed by any party or less than the lowest value for such disputed item claimed by any party. The parties shall use reasonable best efforts to have the Arbitrator issue its written decision within 30 days after the appointment of such Arbitrator, which decision shall be final, binding and conclusive on both Purchaser and Seller. The resolution of the Arbitrator with respect to any such dispute shall be final, binding and conclusive on all parties. The final, binding and conclusive Closing Statement of Working Capital (x) as deemed accepted by Purchaser, (y) as modified by any writing among Purchaser and Seller, if applicable, and/or (z) as modified, if applicable, by the written decision of the Arbitrator shall be the “Final Closing Statement of Working Capital”. Purchaser and

Seller shall cooperate with the Arbitrator in connection with this Section 3.3(e). Without limiting the generality of the foregoing, Purchaser and Seller shall each provide promptly, or cause to be provided promptly, to the Arbitrator all information, and to make available at the arbitration proceeding all personnel, as are reasonably necessary to permit the Arbitrator to resolve any disputes pursuant to this Section 3.3(e). The expenses of the Arbitrator in resolving any disputes under this Section 3.3(e) shall be borne equally by Purchaser and Seller.

(f) Within five (5) Business Days of the determination of the Final Closing Statement of Working Capital:

(i) if the Working Capital Amount specified in the Final Closing Statement of Working Capital is less than zero, Seller shall pay to Purchaser the amount to which the Working Capital Amount specified in the Final Closing Statement of Working Capital is less than zero; and

(ii) if (A) there has been a Working Capital Deficiency Adjustment; and (B) the Working Capital Amount set forth on the Final Closing Statement of Working Capital is greater than the Estimated Working Capital Amount, then the amount of the Working Capital Deficiency Adjustment shall be added to the Working Capital Amount specified in the Final Closing Statement of Working Capital, and, if the sum of (x) the Working Capital Deficiency Adjustment amount plus (y) the Working Capital Amount specified in the Final Closing Statement of Working Capital, is greater than zero (such amount in excess of zero the “Deficiency Reimbursement Amount”), Purchaser shall pay to Seller the Deficiency Reimbursement Amount; provided, however, that in no event shall the Deficiency Reimbursement Amount exceed the lesser of (1) the amount by which the Working Capital Amount specified in the Final Closing Statement of Working Capital is greater than zero, and (2) amount of the Working Capital Deficiency Adjustment.

3.4 Allocation of Purchase Price.

Purchaser and Seller shall agree on an allocation of the Purchase Price (and all other capitalized costs) among the Purchased Assets and the Transferred Business Intellectual Property Rights in accordance with (i) the pro forma allocation schedule attached hereto as Schedule 3.4 and (ii) Code Section 1060 and the U.S. Treasury Income Tax Regulations promulgated thereunder (and any similar provision of state, local or foreign law, as appropriate) (the “Allocation Schedule”) within ninety (90) days of the Closing Date. If Purchaser and Seller are unable to agree on the final Allocation Schedule within ninety (90) days after the Closing Date, the parties shall submit such dispute to the Arbitrator, following the administrative procedures set forth Section 3.3(d), and the Arbitrator shall resolve the allocation of the consideration to any items with respect to which there is a dispute between the parties. In the absence of manifest error, the determination of the Allocation Schedule by the Arbitrator shall be final and binding on all parties and shall not be subject to contest. Seller and Purchaser and their Affiliates shall report, act and file Tax Returns (including, but not limited to, IRS Form 8594) in all respects and for all purposes consistent with the Allocation Schedule. Neither Seller nor Purchaser shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with the Allocation Schedule unless required to do so by applicable

Law. Each of the parties agrees that they shall promptly advise each other regarding the existence of any Tax audit, controversy or litigation related to the Allocation Schedule. Notwithstanding the foregoing, nothing contained herein shall prevent Purchaser or Seller from settling any proposed deficiency or adjustment assessed against it by any Governmental Authority based upon or arising out of the Allocation Schedule, and neither Purchaser nor Seller shall be required to litigate before any court any such proposed deficiency or adjustment by any Governmental Authority challenging the Allocation Schedule.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser, subject to the disclosures and exceptions set forth in the disclosure letter delivered by Seller to Purchaser on the date hereof and attached hereto (the “Disclosure Letter”), as follows:

4.1 Corporate Existence.

(a) Seller is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Seller is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing has not had and would not reasonably be expected, individually or in the aggregate, to have a Seller Material Adverse Effect. Seller has the requisite corporate, partnership or similar power and authority to carry on the Business as the same is now being conducted. Seller is not in default under or in violation of any provision of its corporate charter or by-laws.

(b) Each Other Seller is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization. Each Other Seller is duly qualified to conduct business and, where applicable, is in good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing has not had and would not reasonably be expected, individually or in the aggregate, to have a Seller Material Adverse Effect. Each Other Seller has the requisite corporate, partnership or similar power and authority to carry on the Business as the same is now being conducted by such Other Seller. Each Other Seller is not in default under or in violation of any provision of its corporate charter or by-laws.

4.2 Corporate Authority.

(a) This Agreement and the other agreements, instruments and documents to be executed and delivered in connection herewith including the Ancillary Agreements, the Intellectual Property License Agreement, the Real Property Agreements, the Transition Services Agreement and the Hosting and Co-Location Services Agreement (collectively with this Agreement, the “Transaction

Documents”) to which any of Seller or Other Seller entering into the other Transaction Documents) are (or may become) a party and the consummation of the transactions contemplated hereby and thereby (i) have been duly authorized by Seller, including Seller’s Board of Directors, and no other corporate proceedings on the part of Seller and no stockholder votes are necessary to authorize this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby or thereby, and (ii) will be duly authorized by each applicable Other Seller by all requisite corporate, partnership or other action prior to the Closing. Seller has, and in the case of the Other Sellers will have at or prior to the Closing, full power and authority to execute and deliver, as the case may be, this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder or thereunder. This Agreement and the Transaction Documents have been duly executed and delivered by Seller, and, solely as it relates to the Other Sellers and the other Transaction Documents will be duly executed and delivered by any Other Seller as necessary. This Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, a valid and legally binding obligation of Seller and/or any Other Sellers, enforceable against it or them, as the case may be, in accordance with its terms, except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and the implied covenant of good faith and fair dealing.

(b) Except (i) for required filings under the HSR Act, and any other applicable Laws or regulations relating to antitrust or competition (collectively, “Antitrust Regulations”) and (ii) if determined to be necessary by Seller, the filing of this Agreement with the Securities and Exchange Commission (the “SEC”), the execution and delivery of this Agreement and the other Transaction Documents by Seller and/or each of the Other Sellers and the consummation by Seller and each of the Other Sellers of the transactions contemplated hereby and thereby do not and will not (A) violate or conflict with any provision of the respective certificate of incorporation or by-laws or similar organizational documents of Seller or any Other Seller, (B) result in any violation or breach or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or a loss of a benefit under, or result in the creation of any Lien (other than a Permitted Lien) under, any Assumed Contract to which Seller or any Other Seller is a party or to which any of their assets are subject, or (C) violate, conflict with or result in any breach under any provision of any Law applicable to Seller or any Other Seller or any of their respective properties or assets, except, in the case of clauses (B) and (C), to the extent that any such breach, default, termination, cancellation, acceleration, loss, Lien, violation, conflict, breach or loss would not reasonably be expected, individually or in the aggregate, to result in a Seller Material Adverse Effect.

4.3 Governmental Approvals and Consents.

Except for any requirements under any Antitrust Regulations, no Consent, order, or license from, notice to or registration, declaration or filing with, any United States or foreign, federal, state, provincial, municipal or local government agency, court of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority or instrumentality

(“Governmental Authority”), is required on the part of Seller or any Other Seller in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby, except for such Consents, orders, licenses, filings or notices which have been or will be obtained as of the Closing Date and remain in full force and effect and those with respect to which the failure to have been so obtained or to remain in full force and effect would not reasonably be expected, individually or in the aggregate, to result in a Seller Material Adverse Effect.

4.4 Properties and Assets.

(a) Seller or one or more of the Other Sellers has, and at the Closing will have and convey, good and valid title to the Purchased Assets, free and clear of all Liens, except (i) Liens for taxes, assessments and other governmental charges not yet due and payable or, if due, (A) not delinquent or (B) being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other similar Liens, including all statutory Liens, arising or incurred in the ordinary course of business for amounts which are not due and payable, (iii) equipment leases with third parties entered into in the ordinary course of business, which, in the aggregate, are not material in amount, (iv) Liens against the underlying interests of the real property landlord or owner of any Business Facility (except to the extent caused by Seller or any Other Seller), and (v) Liens that do not materially affect the value or use of the underlying Purchased Asset (collectively, “Permitted Liens”).

(b) Neither Seller nor any of the Other Sellers possess or otherwise hold any Owned Real Property.

(c) Section 4.4(c) of the Disclosure Letter contains a true and complete list of all Leases of real properties that are current Business Facilities, including a notation of those Leases to be assigned to Purchaser or its Designees in accordance with Section 6.8(b)(i) (“Assigned Real Property”), and that Lease related to Subleased Real Property, as appropriate, and sets forth the address for the Assigned Real Property or Subleased Real Property governed thereby. True and complete copies of each Lease relating to each Assigned Real Property have been delivered, or made available, to Purchaser prior to the date hereof. Except as set forth in Section 4.4(c) of the Disclosure Letter, with respect to each of such Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and the implied covenant of good faith and fair dealing; Seller’s or the Other Seller’s possession and quiet enjoyment of the Real Property under such Lease has not been materially disturbed, and to Seller’s knowledge, there are no material disputes with respect to such Lease; (ii) neither Seller, any Other Seller, nor, to Seller’s knowledge, any other party to the Lease is in material default under such Lease, and to Seller’s knowledge, no event has occurred or circumstance exists which, after the giving of notice, the lapse of time, or otherwise, would constitute such a material default, or permit the termination, material modification or acceleration of rent under such Lease; (iii) no security deposit or portion thereof deposited with respect such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full; (iv) neither Seller nor any Other Seller currently owes any brokerage or finder’s fees with respect to such Lease; (v) neither Seller nor any Other Seller has subleased, licensed or otherwise granted any Person the right to use or occupy such Real Property or any portion thereof (other than as set forth in the Real Property Agreements); and (vi) neither Seller nor any Other Seller has collaterally assigned or granted any other security interest in such Lease or any interest therein.

(d) Section 4.4(d) of the Disclosure Letter contains a list of all real property to which Seller or any Other Seller is a party to a Lease, of which a portion will be subleased to Purchaser or its Designees on the Closing Date in accordance with Section 6.8(b)(ii) (the “Subleased Real Property”) and a description of the portion thereof to be subleased to Purchaser or its Designees. For the purposes of this Agreement, the Assigned Real Property and the Subleased Real Property shall hereinafter be referred to together as the “Real Property.”

4.5 Contracts.

(a) Section 4.5(a) of the Disclosure Letter lists all the following Assumed Contracts (any Contract set forth or required to be set forth on Section 4.5(a) of the Disclosure Letter, collectively, the “Assumed Material Contracts”):

(i) any Contract (x) with any of the customers listed on Section 4.15 of the Disclosure Letter or (y) which (together with all other material Contracts with any such customer) accounted for in excess of $1 million of revenues in the most recent completed fiscal year;

(ii) any Contract (x) with the suppliers listed on Section 4.16 of the Disclosure Letter or (y) which (together with all other material Contracts with such any supplier) accounted for in excess of $1 million of expenditures in the most recent completed fiscal year;

(iii) any Contract involving any agency, marketing, licensing or sales arrangement relating to the Business involving payments (or guarantees of minimum payments or usage), other than Contracts listed under Section 4.5(a)(i) or Section 4.5(a)(ii), in excess of $250,000 in the most recent completed fiscal year;

(iv) any Contract concerning the establishment or operation of a partnership, joint venture or limited liability company;

(v) any Contract for the disposition of a material portion of the assets or business of Seller or any Other Seller related to the Business (other than sales of products in the ordinary course of business) or any agreement related to the Business for the acquisition of the assets or business of any other entity (other than purchases of inventory or components in the ordinary course of business) that would be Purchased Assets hereunder if held by Seller or any Other Seller as of the Closing;

(vi) any Contract concerning noncompetition (other than noncompetition agreements entered into with Transferred Employees in the ordinary course of business) or restricting the operation of the Business in any geographic region or businesses, product or service;

(vii) any (A) employment agreement (other than “at will” employment agreements) or consulting agreement with any Transferred Employee, other than Non-U.S. Employees, providing for fixed annual cash compensation in excess of $100,000 or any material severance or change-in-control or similar payment or benefit, or (B) collective bargaining agreement;

(viii) any settlement, conciliation or similar agreement with any Governmental Authority or any other Person, or pursuant to which any Seller or any Other Seller would reasonably be expected to be required after the date hereof to pay consideration in excess of $250,000 or that would reasonably be expected to restrict the operation of the Business from and after the Closing ;

(ix) all material Transferred Business Intellectual Property Licenses (other than licenses for generally commercially available software and other licenses where total fees for which are less than $10,000);

(x) any Contract under which the consequences of a default or termination or expiration without renewal would reasonably be expected to have a Seller Material Adverse Effect;

(xi) any information technology agreement or similar Contract material to the operation of the Business’ data centers, including (A) the primary connectivity, bandwidth and/or telecommunications agreement for each data center, (B) the primary agreement relating to back-up and disaster recovery services for each data center, (C) the primary agreement for hardware maintenance and support for each data center, and (D) the primary agreement for software maintenance and support for each data center;

(xii) any Contract which contains any provisions requiring Seller or any Other Seller to indemnify any other party (excluding indemnities contained in agreements for the purchase, sale, distribution or license of products or leases of real property entered into in the ordinary course of business for which, to the Company’s knowledge, there are not expected to be material Liabilities thereunder);

(xiii) any Contract for the acquisition or disposition of any business containing any profit sharing arrangements or “earn-out” arrangements;

(xiv) any Contract providing for or relating to indebtedness for borrowed money or material guarantees of any Liability of any Person other than Seller or any Other Seller;

(xv) any personal property leases which involves payment or the provision of services to or from Seller or any Other Seller of in excess of $100,000 in any year; and

(xvi) any other Contract the performance of which involves payment or the provision of services to or from Seller or any Other Seller of in excess of $1,000,000 in any year, excluding any Leases for Real Property.

(b) Seller has made available to Purchaser true and complete copies of all Assumed Material Contracts, including any amendments thereto, and, as of the Closing, all Assumed Contracts entered into from and after the date hereof that would be Assumed Material Contracts if entered into on or prior to the execution hereof (which shall also are deemed “Assumed Material Contracts” solely for purposes of this Section 4.5(b)). All Assumed Material Contracts are valid and binding with respect to Seller or any Other Seller and, to the knowledge of Seller, each other party thereto. Each Assumed Material Contract is assignable to Purchaser and/or its Designees without the consent or approval of any party (except as set forth in Section 4.5(b) of the Disclosure Letter) and will continue to be legal, valid, binding and enforceable against Seller or any Other Seller party thereto and, to the knowledge of Seller, all other parties thereto immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) or by the implied covenant of good faith and fair dealing. Neither Seller or any Other Seller nor, to the knowledge of Seller, any other party, is in breach or violation of, or default under, any such Assumed Material Contract, and no event has occurred, is pending or, to the knowledge of Seller, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or default under such Assumed Material Contract.

(c) Notwithstanding the foregoing, this Section 4.5 shall not apply to Real Property (which is covered by Section 4.4).

4.6 Litigation.

Neither Seller nor any Other Seller, nor any of their respective properties or assets, is subject to any order, judgment, stipulation, injunction, decree or agreement with any Governmental Authority, which would prevent or materially interfere with or delay the consummation of the transactions contemplated by the Transaction Documents. No Proceeding is pending or, to the knowledge of Seller, threatened against Seller or any Other Seller, or any of their respective properties or assets, which would prevent or materially interfere with or delay the consummation of the transactions contemplated by the Transaction Documents. Except as disclosed in Section 4.6 of the Disclosure Letter, there are no material Proceedings pending or, to the knowledge of Seller, threatened against Seller or any Other Sellers in respect of the Business or the Purchased Assets.

4.7 Intellectual Property Rights.

(a) Section 4.7(a) of the Disclosure Letter sets forth a true and complete list of all material Business Intellectual Property Licenses (other than licenses for generally commercially available software and other licenses where the total fees for which are less than $10,000), indicating which are Transferred Business Intellectual Property Licenses and which are Excluded Business Intellectual Property Licenses.

(b) Seller or an Other Seller is the sole and exclusive owner of all Transferred Business Intellectual Property Rights free and clear of any Liens (excluding non-exclusive outbound licenses in the ordinary course of business); except that this Section 4.7(b) is not a representation or warranty (and does not expand any other representation or warranty) regarding the infringement, misappropriation, or violation of the Intellectual Property Rights of any Third Party.

(c) Section 4.7(c) of the Disclosure Letter contains a true, complete and accurate list of (i) the Transferred Trademarks, (ii) the Transferred Patents, (iii) the Transferred Internet Properties, and (iv) registered Copyrights and Database Rights included in the Transferred Business Intellectual Property Rights, including, in each case, where applicable, the application number, registration number, filing date, date of issuance, assignee of record and country of origin.

(d) There are no royalties, fees, annuities or other payments payable to any third person by reason of (i) Seller’s or any Other Seller’s ownership, development, use, license, sale or disposition of any Transferred Business Intellectual Property Rights, or (ii) Seller’s or any Other Seller’s licensing of the Licensed Business Intellectual Property Rights to Purchaser or its subsidiaries under the Intellectual Property License Agreement, and no such royalties, fees, annuities, or other payments payable to any third party will arise directly as a result of the transactions contemplated by this Agreement, in each case other than fees and annuities paid to governmental or quasi-governmental bodies or registration entities (e.g., Internet domain name registration services) in the ordinary course of business to secure and maintain such Transferred Business Intellectual Property Rights.

(e) No proceedings have been instituted or are pending against Seller or any Other Seller or, to the knowledge of Seller, threatened, which challenge the rights of Seller or any of the Other Sellers with respect to the Business Technology, Licensed Business Intellectual Property Rights, or Transferred Business Intellectual Property Rights.

(f) (i) None of the Transferred Business Technology or Transferred Business Intellectual Property Rights are subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority affecting the rights of Seller or any of the Other Sellers with respect thereto, and (ii) none of the Transferred Business Intellectual Property Licenses are subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority to which Seller or any Other Seller is a party which affects the rights of Seller or any of the Other Sellers with respect thereto.

(g) To the knowledge of Seller, neither Seller nor any Other Seller has, in connection with the Business, infringed (whether directly, as a contributory infringer, or through inducement), misappropriated or violated the Intellectual Property Rights of any third party.

(h) Neither Seller nor any Other Seller has received any notice alleging that Seller’s or any Other Seller’s use of the Business Technology or operation of the Business infringes (whether directly, as a contributory infringer, or through inducement), misappropriates or violates any Intellectual Property Right owned or enforceable by any third party. Section 4.7(h) of the Disclosure Letter lists any written third party complaint, claim or notice, or threat of any of the foregoing (including any notification that a license under any patent is or may be required), received by Seller or any Other Seller alleging any such infringement, violation or misappropriation and any request or demand for indemnification or defense received by Seller or any Other Seller from any reseller, distributor, customer, user or any other third party in relation to the Business or any Product; and Seller has provided to the Purchaser true and complete copies of all such written complaints, claims, notices, requests, demands or threats.

(i) To the knowledge of Seller, there is no unauthorized use, disclosure or infringement of any Transferred Business Intellectual Property Right or Licensed Business Intellectual Property Right by any third party, including by any employee or former employee of Seller or an Other Seller, which would be reasonably likely to result in a Seller Material Adverse Effect. Seller has provided to Purchaser true and complete copies of all written correspondence, complaints, claims or notices sent by Seller or an Other Seller to a third party, as of the date of the Agreement, concerning the infringement, violation or misappropriation of any Transferred Business Intellectual Property Rights or Licensed Business Intellectual Property Rights.

(j) To the knowledge of Seller, no third party (including any present or former employee or consultant) is in violation of any written agreement relating to confidentiality.

4.8 Finders; Brokers. Neither Seller nor any Other Seller has employed any finder or broker in connection with the transactions contemplated by the Transaction Documents who would have a valid claim for a fee or commission in connection with the transactions contemplated by the Transaction Documents for which Purchaser or any of its Affiliates would have any liability.

4.9 Tax Matters.

(a) The Netherlands Subsidiary has timely filed all material Tax Returns that it was required to file. All such material Tax Returns were correct and complete in all respects and were prepared in substantial compliance with all applicable laws and regulations. All Taxes owed by the Netherlands Subsidiary have been paid. The Netherlands Subsidiary is currently not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Netherlands Subsidiary does not file Tax Returns that the Netherlands Subsidiary is or may be subject to taxation by that jurisdiction. Notwithstanding anything contained herein to the contrary, Seller makes no representation or warranty regarding the amount or availability of any net operating loss carryforwards or any similar Tax attribute of the Netherlands Subsidiary as of the Closing Date, or the ability of Purchaser to utilize any such attributes in a taxable period or portion thereof commencing after the Closing Date.

(b) The Netherlands Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Tax withholding reporting statements required with respect thereto have been properly completed and timely filed.

(c) Seller, each Other Seller and the Netherlands Subsidiary are not currently engaged and have not been engaged during the three year period ending on the Closing Date, in any material disputes with any Governmental Authority with respect to Taxes attributable to the Purchased Assets or Transferred Business Intellectual Property Rights. No Governmental Authority has proposed to make or has made any material adjustment with respect to Taxes attributable to the Purchased Assets or Transferred Business Intellectual Property Rights, and none of the Purchased Assets is “tax-exempt use property” within the meaning of Section 168(h) of the Code.(d) There is no material liability for any unpaid Taxes in respect of the Purchased Assets or Transferred Business Intellectual Property Rights.

(e) The Netherlands Subsidiary is not a party to any Tax allocation or sharing agreement. The Netherlands Subsidiary has no liability for the Taxes of any other Person under any provision of U.S. or foreign law, as a transferee or successor, by contract, or otherwise.

4.10 Employment and Benefits.

(a) Section 4.10(a) of the Disclosure Letter sets forth a list of each material Seller Plan and each material Seller International Plan as of the date of this Agreement.

(b) With respect to each material Seller Plan and each material Seller International Plan, Seller has provided or made available to Purchaser true and complete copies of the material Seller Plans and material Seller International Plans.

(c) The Seller Plans and Seller International Plans are in compliance in all material respects with all applicable requirements of ERISA, the Code, and other applicable Laws and have been administered in material accordance with their terms and such Laws, except where the failure to so comply has not had and should not reasonably be expected to have a Seller Material Adverse Effect.

(d) There are no pending or, to the knowledge of Seller, threatened Proceedings (other than routine claims for benefits) with respect to any Seller Plans that would reasonably be expected to result in material liability to the Seller or any of its Affiliates.

(e) Neither Seller nor any Subsidiary or any other person or entity under common control with Seller or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder maintains, sponsors, contributes to or has any Liability under or with respect to any (i) “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA, which is subject to Title IV of ERISA or Section 412 of the Code, (ii) multiemployer plan, as defined in Section 3(37) of ERISA, (iii) “multiple employer plan” as defined in Section 210 of ERISA or Section 413(c) of the Code, or (iv) “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, in each case with respect to which Purchaser or any of its Affiliates could be subject to any Liability.

4.11 Compliance with Laws.

The Business is and has been conducted by Seller and its Subsidiaries in compliance with the Laws applicable thereto, except for such violations or failures so to comply, if any, that would not reasonably be expected to have a material adverse effect on the Business. No investigation or review by any Governmental Authority with respect to the operation of the Business, or any of its assets or employees (in their capacity as employees of the Business), is or during the preceding two (2) years has been pending or, to the knowledge of Seller, threatened. Seller and its Subsidiaries each have and have had, and are and have been in compliance with, all permits, licenses, registrations, certificates, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals (collectively, “Permits”) necessary to conduct the Business as presently conducted, except for such Permits, the absence of which would not reasonably be expected to have a Seller Material Adverse Effect.

4.12 Environmental Matters.

Except as would not reasonably be expected to result in a Seller Material Adverse Effect: (a) Seller and each Other Seller in respect of the Business, the Business Facilities, the Hazardous Materials Activities and the Purchased Assets are and have at all times been in compliance with all Environmental Laws, including the possession of, and the compliance with, all Permits required under Environmental Laws; (b) there has not been any Release, disposal or arrangement for disposal of, or any exposure to, Hazardous Materials at or from any of the Business Facilities or otherwise in connection with the operation of the Business in violation of Environmental Laws or in a manner that could give rise to liability under any Environmental Laws; (c) Seller has not received any Environmental Claim relating to the Business or the Business Facilities; and (d) Seller has delivered to Purchaser, or has otherwise made available to Purchaser or its counsel, copies of all material environmental reports, studies, assessments, audits, sampling data, correspondence alleging any violation of Environmental Laws and other Environmental Claims in their possession relating to the Purchased Assets and the Business.

4.13 Financial Information.

(a) Section 4.13 of the Disclosure Letter sets forth (i) the unaudited pro forma balance sheet of the Business as of July 31, 2007 (the “Interim Balance Sheet”), and unaudited pro forma profit and loss statement for the Business for the seven months ended July 31, 2007 (the “Interim Profit and Loss Statement,” and, together with the Interim Balance Sheet, the “Interim Business Financial Statements”), and (ii) the unaudited statement of operations for the Mobile Business segment for the years ended December 31, 2006 and 2005 (the “Statement of Operations,” and, together with the Interim Business Financial Statements, the “Financial Statements”), and in each case, such Financial Statements have been prepared subject to the basis of presentation footnote(s) included on Section 4.13 of the Disclosure Letter. Unless otherwise set forth on Section 4.13 of the

Disclosure Letter, and subject to the basis of presentation included thereon with respect to the Financial Statements: (i) the Interim Balance Sheet has been derived from the unaudited consolidated financial statements of Seller and its Subsidiaries as of July 31, 2007, (ii) the Interim Profit and Loss Statement and the Statement of Operations have been derived from the unaudited consolidated financial statements of Seller and its Subsidiaries for the seven months ended July 31, 2007, and for the years ended December 31, 2006, and 2005, respectively, and (iii) the Financial Statements fairly present, in all material respects, the pro forma financial condition and pro forma operating results of the Business as of and for the periods covered thereby in accordance with GAAP (except as disclosed in Section 4.13 of the Disclosure Letter) and the accounting principles, procedures, assumptions and estimates set forth in Section 4.13 of the Disclosure Letter and consistent with the books and records of Seller and its Subsidiaries.

(b) Neither Seller nor any Other Seller has any Liability with respect to the Business, except for (i) liabilities reflected in the Interim Business Financial Statements, (ii) liabilities which have arisen since July 31, 2007 in the ordinary course of business, (iii) contractual and other liabilities incurred in the ordinary course of business which are not required by GAAP to be reflected on a balance sheet and (iv) the Excluded Liabilities, all of which liabilities listed in clauses (ii) and (iii) have not had and would not reasonably be expected, individually or in the aggregate, to have a Seller Material Adverse Effect.

4.14 Netherlands Subsidiary Shares. The number and class of the Netherlands Subsidiary Shares is set forth in Section 4.14 of the Disclosure Letter of the Disclosure Letter. All of the Netherlands Subsidiary Shares are and at all times during the preceding three (3) years have been held of record and owned beneficially by Seller free and clear of any Liens (other than Permitted Liens). All of the issued and outstanding Netherlands Subsidiary Shares of the Netherlands Subsidiary have been duly authorized and are validly issued, fully paid and non-assessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other Contracts that would require the Netherlands Subsidiary to issue, sell, or otherwise cause to become outstanding any of its capital stock or other equity interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to any of the Netherlands Subsidiary. Neither Seller nor any of its Subsidiaries is a party to any option, warrant, purchase right or other Contract (other than this Agreement) that would require Seller or any of its Subsidiaries to sell, transfer, or otherwise dispose of the Netherlands Subsidiary Shares or any other capital stock or other equity interests of the Netherlands Subsidiary. Neither Seller nor any of its Subsidiaries is a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock or other equity interests of the Netherlands Subsidiary.

4.15 Customers.

Section 4.15 of the Disclosure Letter sets forth the top five (5) customers of the Business by revenue during the seven (7) month period ended July 31, 2007. (a) Neither Seller nor any Other Seller has received written notification that any such customer of the Business has threatened to terminate, fail to renew or materially and adversely change its relationship with Seller or any Other

Seller, as applicable (including with respect to the terms or quantity of business such customer does with Seller or any Other Seller, as applicable), nor (b) to the knowledge of Seller, does any such customer intend to terminate, fail to renew or materially and adversely change its relationship with Seller or any Other Seller, as applicable (including with respect to the terms or quantity of business such customer does with Seller or any Other Seller, as applicable), in each case with respect to the Business.

4.16 Suppliers.

Section 4.16 of the Disclosure Letter sets forth the material suppliers to the Business for the seven (7) month period ended July 31, 2007. (a) Neither Seller nor any Other Seller has received written notification that any such supplier of the Business has threatened to terminate, fail to renew or materially and adversely change its relationship with Seller or any Other Seller, as applicable (including with respect to the terms or quantity of business such supplier does with Seller or any Other Seller, as applicable), nor (b) to the knowledge of Seller, does any such supplier intend to terminate, fail to renew or materially and adversely change its relationship with Seller or any Other Seller, as applicable (including with respect to the terms or quantity of business such supplier does with Seller or any Other Seller, as applicable), in each case with respect to the Business.

4.17 Absence of Changes.

Except as otherwise disclosed in this Agreement or the exhibits or schedules hereto, (x) from December 31, 2006 and through the date hereof, Seller and its Subsidiaries have conducted the Business in the ordinary course consistent with past practices, and (y) from December 31, 2006 and through the date hereof, there has not occurred any Seller Material Adverse Effect. Without limiting the generality of the foregoing, from December 31, 2006 and through the date hereof, Seller and its Subsidiaries have not, with respect to the Business, the Purchased Assets (or any asset, which if held by Seller or any Other Seller as of the Closing would be a Purchased Asset) or the Assumed Liabilities:

(a) sold, assigned, pledged, hypothecated or otherwise transferred any assets, properties or rights except those which, when taken together with all assets, properties or rights disposed of, are immaterial to the Business taken as a whole;

(b) terminated or materially amended, or been in any material breach under, any Assumed Material Contract (or any contract, which if held by Seller or any Other Seller as of the Closing would be an Assumed Material Contract);

(c) suffered any material damage, destruction or other casualty loss (whether or not covered by insurance);

(d) incurred any Lien, other than Permitted Liens, upon any of the assets, rights or properties of the Business;

(e) changed any accounting methods or practices followed by or applicable to Seller or the Subsidiaries (other than such as have been required by applicable law or GAAP) related to the Business, the Purchased Assets or the Assumed Liabilities;

(f) disposed of or failed to keep in effect any rights in, to or for the use of any material Permit (including any pending application therefor) of the Business;

(g) cancelled, modified or waived any material debts or material claims held by Seller or any Other Seller or any waiver of any other rights of Seller or any Other Seller;

(h) disposed of or failed to keep in effect any rights in, to or for the use of any of material Intellectual Property Rights;

(i) except for salary, bonuses and incentive compensation in the ordinary course of business consistent with past practices, (i) increased the compensation payable or to become payable by Seller or Other Seller to any Transferred Employee or (ii) increased any employee benefit plan, payment or arrangement for any Transferred Employee; or

(j) entered into an agreement to do any of the foregoing.

4.18 Restrictions on Business Activities.

There is no Contract, agreement or commitment to which Seller or any Other Seller is a party limiting in any material respect the right of Seller or any Other Seller to engage in any material line of business or to compete with any Person, in each case which would apply to the activities of Purchaser after the Closing with respect to the Business.

4.19 Sufficiency of Assets.

The Purchased Assets, the Transferred Business Intellectual Property Rights, the Transferred Business Technology, the Licensed Business Intellectual Property Rights, the Licensed Business Technology, the Assigned Real Property, the Subleased Real Property, and the services and benefits provided under the Transition Services Agreement, (a) constitute all the assets, properties and rights necessary to conduct the Business after the Closing in all material respects as currently conducted, and (b) include all of the assets and properties (other than assets and properties that, individually and in the aggregate, are immaterial) (x) held by Seller or any Other Seller and used with respect to the Business as currently conducted, or (y) included in the Balance Sheet (other than, with respect to clauses (x) and (y) above, supplies and inventory used, sold or disposed of in the ordinary course of business and restocked in accordance with past practice). Notwithstanding the foregoing, this Section 4.19 shall not be deemed a representation or warranty regarding non-infringement, validity or enforceability of Intellectual Property Rights.

4.20 Condition of Purchased Assets.

The tangible Purchased Assets that are material to the Business are free from material defects, have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which they presently are used. The other tangible Purchased Assets are free from material defects, have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which they presently are used except as individually or in the aggregate is not material to the Business.

4.21 Accounts Receivable.

All accounts receivable reflected on the Interim Balance Sheet as of July 31, 2007 or as set forth on the Final Closing Statement of Working Capital (net of allowances for doubtful accounts as reflected thereon) are valid receivables arising in the ordinary course of business and are current and, to the knowledge of the Seller, collectible at the aggregate recorded amount therefore as shown on the Balance Sheet (net of allowances for doubtful accounts as reflected thereon). Except as set forth in Section 4.21 of the Disclosure Letter, no Person has any Lien on such receivables or any part thereof, and no agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any such receivables.

4.22 Labor and Employment Matters.

Except as disclosed in Section 4.22(a) of the Disclosure Letter, with respect to Business: (i) there is no collective bargaining agreement or a union which represents Seller’s employees; (ii) to the knowledge of Seller, no management-level Transferred Employee has any present intention to terminate their employment; (iii) no labor organization has filed any representation petition or made any written or oral demand for recognition; (iv) to the knowledge of Seller, no union organizing or decertification efforts are underway or threatened and no other question concerning representation exists; (v) during the past five (5) years, no labor strike, work stoppage, slowdown, or other material labor dispute has occurred, and none is underway or, to the knowledge of Seller, threatened; (vi) there is no workers compensation liability outside the ordinary course of business; (vii) there is no material employment-related charge, complaint, grievance, investigation, audit or inquiry pending or threatened in any forum, relating to an alleged violation or breach by Seller or any of its Subsidiaries (or any of their respective officers or directors) of any Law or Contract. Section 4.22(b) of the Disclosure Letter contains a true and correct description of all severance and change-in-control or other similar benefits that may become payable to any Transferred Employee as of the Closing which are not the sole responsibility of Seller and the Other Sellers (it being understood that acceleration of equity awards are the sole responsibility of Seller).

4.23 Insurance.

Section 4.23 of the Disclosure Letter sets forth a list of each insurance policy providing for liability exposure (including policies providing property, casualty, liability and workers’

compensation coverage and bond and surety arrangements) to which Seller is currently a party, a named insured or otherwise the beneficiary of coverage (“Insurance Policies”). All Insurance Policies are in full force and effect. Since January 1, 2005, Seller has paid all premiums due thereunder, and no notice (whether oral or written) of cancellation of any such coverage has been received by Seller.

4.24 Absence of Sensitive Payments; Suitability.

(a) None of Seller or any Other Seller, nor to Seller’s knowledge, any of their respective officers, directors or senior level employees with responsibilities relating to the Business, acting alone or together, has performed any of the following acts: (i) the making of any contribution, payment, remuneration, gift or other form of economic benefit (a “Payment”) to or for the private use of any governmental official, employee or agent where the Payment or the purpose of the Payment was illegal under the Laws of the U.S. or any foreign jurisdiction or the jurisdiction in which such Payment was made, or (ii) the establishment or maintenance of any unrecorded fund, asset or liability for any purpose or the making of any false or artificial entries on its books.

(b) None of Seller or any Other Seller, nor to Seller’s knowledge, any of their respective officers, directors or senior level employees with responsibilities relating to the Business, acting alone or together: (i) has ever been indicted for or convicted of any felony or any crime involving fraud or misrepresentation; (ii) is subject to any outstanding judgment, order, writ, injunction, stipulation, ruling, decree or award barring, suspending or otherwise limiting the right of Seller or any Other Seller or such person to engage in any activity conducted as part of the business of Seller or any Other Seller as currently conducted; or (iii) to Seller’s knowledge, has ever been denied any Permit affecting Seller’s or any Other Seller’s or such person’s ability to conduct any activity conducted as part of the business of Seller or any Other Seller.

4.25 Affiliated Transactions.

There are no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, related to Business or the Purchased Assets that would be required to be disclosed by Seller under Item 404 of Regulation S-K promulgated under the Securities Act or would be required to be disclosed by Seller thereunder if the individual listed on Section 4.25 of the Disclosure Letter was and is an executive officer of Seller.

4.26 No Other Representations or Warranties.

Except for the representations and warranties contained in this Agreement, Purchaser acknowledges that none of Seller, the Other Sellers, the other Subsidiaries or Affiliates of Seller nor any other Person makes any other express or implied representation or warranty with respect to the Business, the Purchased Assets, the Transferred Business Intellectual Property Rights, the Assumed Liabilities or otherwise, including as to (a) the physical condition or usefulness for a particular purpose of the real or tangible personal property included in the Purchased Assets, (b) the use of the

Purchased Assets and Transferred Business Intellectual Property Rights and the operation of the Business by Purchaser or any of its Designees after the Closing in any manner other than as used and operated by Seller or the Other Sellers, or (c) the probable success or profitability of the ownership, use or operation of the Business by Purchaser or any of its Designees after the Closing.

ARTICLE V

REPRESENTATIONS OF PURCHASER

Purchaser represents and warrants to Seller as follows:

5.1 Corporate Existence.

Purchaser and each Designee is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Purchaser and each Designee is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing has not had and would not reasonably be expected, individually or in the aggregate, to have a Purchaser Material Adverse Effect. Purchaser and each Designee have the requisite corporate power and authority to own, lease and operate the Purchased Assets and the Transferred Business Intellectual Property Rights and assume the Assumed Liabilities, and to carry on the Business in substantially the same manner as the same is now being conducted by Seller and the Other Sellers. Neither Purchaser nor any Designee is in default under or in violation of any provision of its corporate charter or by-laws.

5.2 Corporate Authority.

(a) This Agreement and the other Transaction Documents to which Purchaser and the Designees are a party and the consummation of the transactions contemplated hereby and thereby involving such Person (i) have been duly authorized by Purchaser’s Board of Directors and, other than the delivery of notice to stockholders of Purchaser pursuant to Section 228 of the Delaware General Corporation Law with respect to certain matters authorized by stockholders of Purchaser by written consent in connection with the transactions contemplated hereby, no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby or thereby, and (ii) will be duly authorized by each applicable Designee by all requisite corporate, partnership or other action prior to the Closing. Purchaser and each Designee has full power and authority to execute and deliver, as the case may be, this Agreement and the Transaction Documents to which it is a party and to perform its obligations hereunder or thereunder. This Agreement has been duly executed and delivered by Purchaser, and the other Transaction Documents will be duly executed and delivered by Purchaser and any Designee party thereto, and this Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, a valid and legally binding obligation of Purchaser and each of its Designees party thereto, enforceable against it or them, as the case may be, in accordance with its terms except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at Law) and the implied covenant of good faith and fair dealing.

(b) Except for the required filings under the applicable Antitrust Regulations, the execution and delivery of this Agreement and the other Transaction Documents by Purchaser and the Designees and the consummation by Purchaser and the Designees of the transactions contemplated hereby and thereby do not and will not (A) violate or conflict with any provision of the respective certificate of incorporation or by-laws or similar organizational documents of Purchaser or any of its Designees, (B) result in any violation or breach or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien under any material contract, indenture, mortgage, lease, note or other agreement or instrument to which Purchaser or any of its Designees is subject or is a party, or (C) violate, conflict with or result in any breach under any provision of any Law applicable to Purchaser or any of its Designees or any of their respective properties or assets, except, in the case of clauses (B) and (C), to the extent that any such breach, default, termination, cancellation, acceleration, Lien, violation, conflict, breach or loss would not reasonably be expected, individually or in the aggregate, to result in a Purchaser Material Adverse Effect.

5.3 Governmental Approvals and Consents.

Neither Purchaser nor any of its Designees is subject to any order, judgment, decree, stipulation, injunction or agreement with any Governmental Authority which would prevent or materially interfere with or delay the consummation of the transactions contemplated by the Transaction Documents or would be reasonably likely to have a Purchaser Material Adverse Effect. No claim, action, suit, proceeding or investigation is pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Designees which would prevent or materially interfere with or delay the consummation of the transactions contemplated by the Transaction Documents. Except for any requirements under any Antitrust Regulations, no Consent, approval, order or authorization of, license or permit from, notice to or registration, declaration or filing with, any Governmental Authority, is required on the part of Purchaser or any of its Designees in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby except for such Consents, approvals, orders or authorizations of, licenses or permits, filings or notices which have been obtained or will be obtained as of the Closing Date and remain in full force and effect and those with respect to which the failure to have been so obtained or to remain in full force and effect would not reasonably be expected, individually or in the aggregate, to result in a Purchaser Material Adverse Effect.

5.4 Financial Capacity.

Purchaser and certain investors have duly executed and delivered that certain Series I Preferred Stock Purchase Agreement, dated October 12, 2007 (the “Stock Purchase Agreement”), by and among Purchaser, certain of its Affiliates, and the investors that are parties thereto (the “Investors”), and concurrently with the entering into of the Stock Purchase Agreement, (i) the Investors (other than Koala Holdings Limited Partnership, a Delaware limited partnership (“Koala”)) have deposited cash into an escrow account pursuant to one or more definitive escrow agreements between such Investors and Boult, Cummings, Conners & Cummings, PLC, as escrow agent, which escrow agreements are attached hereto as Annex 1 (the “Investor Escrow Agreements”), (ii) Koala has deposited cash into an escrow account pursuant to a definitive escrow agreement by and between Koala, Purchaser and U.S. Bank National Association, a national banking association, as escrow agent, which escrow agreement is attached hereto as Annex 2 (the “Koala Escrow Agreement”), and (iii) Purchaser has deposited cash into an escrow account pursuant to a definitive escrow agreement by and between Purchaser and Boult, Cummings, Conners & Cummings, PLC, as escrow agent, which escrow agreement is attached hereto as Annex 3 (the “Purchaser Escrow Agreement”) (such deposited cash by the Investors and Purchaser, the “Purchase Escrow Funds,” and the Investor Escrow Agreements, the Koala Escrow Agreement and the Purchaser Escrow Agreement, collectively, the “Purchase Funds Escrow Agreements”). Each of the Purchase Funds Escrow Agreements have been duly executed and delivered by all of the parties to such agreements. Purchaser has delivered to Seller on or prior to the date hereof a true and correct, fully executed copy of the Stock Purchase Agreement and the Purchase Funds Escrow Agreements, and such agreements have not been amended or modified (except, from and after the date hereof, to add additional parties who are investing additional equity funds in Purchaser) and are in full force and effect. The Purchase Escrow Funds are in the aggregate at least equal to the Purchase Price. The proceeds from the transactions contemplated by the Stock Purchase Agreement and the cash of Purchaser held as part of the Purchase Escrow Funds are sufficient to enable Purchaser to consummate the transactions contemplated hereby.

5.5 Finders; Brokers.

Neither Purchaser nor any Designee has employed any finder or broker in connection with the transactions contemplated by the Transaction Documents who would have a valid claim for a fee or commission in connection with the transactions contemplated by the Transaction Documents for which Seller or any of its Subsidiaries would have any liability.

5.6 Purchase for Investment.

With respect to the Netherlands Subsidiary Shares, Purchaser and its Designees are aware that such Netherlands Subsidiary Shares were not registered under the Securities Act, or any other applicable securities Laws, and were issued pursuant to exemptions therefrom. Purchaser or the Designee thereof is purchasing the Netherlands Subsidiary Shares solely for investment, with no present intention to distribute the Netherlands Subsidiary Shares to any Person.

5.7 No Other Representations or Warranties.

Except for the representations and warranties contained in this Agreement, none of Purchaser, the Subsidiaries or Affiliates of Purchaser nor any other Person makes any other express or implied representation or warranty on behalf of Purchaser.

ARTICLE VI

AGREEMENTS OF PURCHASER AND SELLER

6.1 Operation of the Business.

Except as required by this Agreement or as disclosed in Section 6.1 of the Disclosure Letter, Seller covenants that, in respect of the Business (it being understood that nothing in this Section 6.1 shall in any way limit Seller’s or any of its Subsidiaries’ operation of the Retained Business except to the extent related to the Business or Seller’s other obligations hereunder), until the Closing it will, and it will cause the Other Sellers to, (x) operate, invest in and conduct the Business in all material respects in the ordinary course, and (y) use commercially reasonable efforts to continue, in a manner consistent with the past practice of the Business, to keep available the services of their respective employees, to pay accounts payable, to comply with Law and Permits, to maintain and preserve intact the Business in all material respects and to maintain in all material respects the ordinary and customary relationships of the Business with its suppliers, customers, licensees, licensors, consultants and others having business relationships with it with a view toward preserving for Purchaser and its Designees after the Closing Date the Business, the Purchased Assets and the goodwill associated therewith. Except as otherwise contemplated by this Agreement or as disclosed in Section 6.1 of the Disclosure Letter, without limiting the generality of the foregoing, Seller shall not, and shall cause the Other Sellers not to, without the prior written approval of Purchaser (which approval shall not be unreasonably withheld or delayed), take any of the following actions with respect to the Business:

(a) transfer, sell, lease, license or otherwise convey or dispose of, or subject to any Lien, any of the Purchased Assets or Transferred Business Intellectual Property Rights or any asset or Intellectual Property Right which, if held by Seller or any Other Seller as of the Closing would be a Purchased Asset or Transferred Business Intellectual Property Right, respectively, other than (i) sales of inventory in the ordinary course of business, (ii) other transfers, leases, licenses and dispositions made in the ordinary course of business, or (iii) Permitted Liens;

(b) directly or indirectly, through any officer, director or agent, solicit inquiries or proposals that constitute, or are intended to lead to a proposal or offer from, provide any confidential information to, enter into any agreement, understanding or arrangement with, or initiate any discussions or negotiations or cooperate with, any Person (other than Purchaser and its Designees and their respective officers, employees, representatives and agents) that involves, directly or indirectly, any sale or other disposition of the Business or any material portion of the Purchased Assets or Transferred Business Intellectual Property Rights or any asset or Intellectual Property Right which, if held by Seller or any Other Seller as of the Closing would be a Purchased Asset or Transferred Business Intellectual Property Right, respectively (other than in connection with transactions that are permitted pursuant to this Agreement and other than any transaction relating to the equity or debt of Seller that would not materially and adversely affect Seller’s or any Other Seller’s ability to consummate the transactions contemplated hereby on the terms set forth in the Transaction Documents), or otherwise knowingly facilitate or encourage any effort or attempt to do or seek any of the foregoing. Seller has ceased and caused to be terminated any activities or negotiations with any parties (other than Purchaser and its Designees) conducted heretofore with respect to any of the foregoing and shall promptly inform Purchaser or any inquiry, offer or proposal for, request for confidential information related to, or any other communication reasonably likely to lead to either of the foregoing, any acquisition of the Business (whether by purchase or stock or assets or otherwise) by any Person other than Purchaser and its Designees and shall keep Purchaser reasonably informed of the details thereof and any further developments with respect thereto;

(c) make any acquisition of assets having a purchase price of $500,000 or more in the aggregate and which would become part of the Purchased Assets or Transferred Business Intellectual Property Rights, except in connection with any merger, acquisition or business combination by or involving Seller or its Subsidiaries;

(d) grant or sell any option or right to purchase any of the Purchased Assets or Transferred Business Intellectual Property Rights or any asset or Intellectual Property Right which, if held by Seller or any Other Seller as of the Closing would be a Purchased Asset or Transferred Business Intellectual Property Right, respectively;

(e) (i) grant any increase in the compensation of Transferred Employees, except for increases in the compensation of such employees (A) in the ordinary course of business, (B) required as a result of collective bargaining or other agreements with such employees as in effect on the date hereof or (C) as required by applicable Law from time to time in effect or by any benefit plan, program or arrangement sponsored by Seller or any Other Seller as in effect on the date hereof, or (ii) hire new employees, or (iii) enter into, adopt or amend any employee benefit plan;

(f) terminate any Transferred Employee;

(g) cancel, compromise, release or assign any material indebtedness owed to it or any material claims held by it, or any material rights that would otherwise be part of the Purchased Assets or Business, other than in the ordinary course of business;

(h) terminate (other than by expiration) or amend or modify (other than by automatic extension or renewal if deemed an amendment or modification of any such contract) in any material respect or materially breach the terms of any Assumed Material Contract or enter into any Contract that would constitute a Assumed Material Contract if entered into prior to the execution hereof;

(i) terminate (other than by expiration) or amend or modify (other than by automatic extension or renewal if deemed an amendment or modification of any such Lease) the terms of any Lease or enter to any Lease that would constitute Real Property;

(j) sell, transfer, license or otherwise convey or dispose of any Transferred Business Intellectual Property Rights or Transferred Business Intellectual Property Licenses or any asset which, if held by Seller or any Other Seller as of the Closing would be a Transferred Business Intellectual Property Rights or Transferred Business Intellectual Property Licenses, respectively, other than non-exclusive licenses in the ordinary course of business;

(k) enter into any material financing arrangement, agreement or undertaking with any customer of the Business or any financial institution, leasing company or similar business that permits recourse to Purchaser or any of its Subsidiaries which would constitute an Assumed Liability, other than in the ordinary course of business;

(l) mortgage or pledge any of the Purchased Assets or subject any of the Purchased Assets or any asset which, if held by Seller or any Other Seller as of the Closing would be a Purchased Asset to any Lien (other than Permitted Liens), except to the extent such mortgage, pledge or other Lien will be satisfied by Seller and released as of the Closing;

(m) commit to make any capital expenditure in excess of $150,000 per item or $300,000 in the aggregate that would constitute Assumed Liabilities;

(n) make any changes in the pricing, billing, collection, reimbursement, discount or warranty policies, practices and procedures for the Business or its operations, other than non-material changes in the ordinary course of business;

(o) institute or settle any material legal proceeding with respect to the Business;

(p) permit the Netherlands Subsidiary to (i) to issue any capital stock or any rights with respect thereto, (ii) amend its certificate of incorporation or bylaws or other governing documents or (iii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or effecting any of the foregoing;

(q) change any accounting methods or practices followed by or applicable to Seller or the Subsidiaries (other than such as have been required by applicable Law or GAAP) related to the Business, the Purchased Assets or the Assumed Liabilities;

(r) dispose of or fail to keep in effect any rights in, to or for the use of any material Permit (including any pending application therefor) of the Business; or

(s) agree in writing or otherwise to take any of the foregoing actions.

6.2 Investigation of Business; Confidentiality.

(a) Until the Closing, Seller shall, and shall cause its Subsidiaries to, permit Purchaser, its Designees and their respective authorized agents or representatives to have reasonable access to the Business Facilities, properties, books, records and the Transferred Employees at reasonable hours to review information and documentation and ask questions relative to the properties, books, contracts, commitments and other records of the Business and to conduct any other reasonable investigations; provided, that such investigation shall only be upon reasonable notice and shall not unreasonably disrupt the personnel and operations of Seller and its Subsidiaries, shall comply with the reasonable security and insurance requirements of Seller and any Subsidiary. Notwithstanding the foregoing, Seller and its Subsidiaries shall have no obligation to disclose any information the disclosure of which is subject to a confidentiality obligation in favor of any third party. All requests for access to the offices, properties, books and records of Seller and its Subsidiaries shall be made to such representatives of Seller or any Subsidiary as Seller shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. It is further agreed that, until the Closing, neither Purchaser, its Designees nor any of their respective Affiliates, agents or representatives shall contact any of the employees en masse, customers (including dealers and distributors), suppliers, joint venture partners or other Subsidiaries or Affiliates of Seller in connection with the transactions contemplated hereby, whether in person or by telephone, electronic or other mail or other means of communication, without the specific prior authorization of such representatives of Seller or any Subsidiary, such authorization not to be unreasonably withheld or delayed.

(b) The parties hereto expressly acknowledge and agree that this Agreement and its terms and all information, whether written or oral, furnished by either party to the other party or any Affiliate of such other party in connection with the negotiation of this Agreement (“Confidential Information”) shall be treated as “Evaluation Materials” under that certain letter agreement between the parties dated as of June 19, 2007 (the “Confidentiality Agreement”), and that the confidentiality provisions contained therein with respect to the Confidential Information shall apply equally (mutatis mutandis) to both of the parties hereto.

(c) For avoidance of doubt, all Confidential Information delivered by or on behalf of Seller prior to the Closing pursuant to the Confidentiality Agreement or this Section 6.2, in each case to the extent such Confidential Information relates to the Purchased Assets or the Business shall, become the Confidential Information of Purchaser as of the Closing.

(d) Effective as of the Closing, Seller shall, or shall cause its applicable Subsidiary to, release the Transferred Employees from any confidentiality obligations they may have to Seller (or a Subsidiary thereof) with respect to trade secrets, confidential information and other information to the extent related to the Business, but only to the extent such information does not also relate to any business or assets of Seller (or a Subsidiary thereof) not transferred to Purchaser (or a Designee) under this Agreement, or any other Transaction Documents.

6.3 Reasonable Best Efforts; No Inconsistent Action.

(a) Subject to Section 6.3(b) and the terms and conditions hereof, Seller and the Other Sellers and Purchaser and its Designees agree to use reasonable best efforts to take all actions necessary, proper or advisable in connection with the transactions contemplated hereby and to consummate and make effective the transactions contemplated by the Transaction Documents and to cause the conditions to each party’s obligation to close the transactions contemplated hereby as set forth in Article VII to be satisfied, including all actions necessary to obtain (i) all Governmental Consents required for the satisfaction of the conditions set forth in Section 7.1(b), and (ii) all other Consents (it being understood that no party hereto shall be required to expend any material sum of money or agree to any material restrictions on the operation of its business in order to obtain any Consents except as otherwise specified in Section 2.4) necessary or appropriate in connection with the consummation of the transactions contemplated by the Transaction Documents. Each of Seller and the Other Sellers and Purchaser and its Designees agree that (i) no contact will be initiated with, or consent sought from, any Governmental Authority (other than in respect to compliance with applicable Antitrust Regulations) prior to the Closing Date without the consent of the other party, such consent not to be unreasonably withheld or delayed, and (ii) each party will be given prior notice of and a reasonable opportunity to consult with the other party regarding contacts with Governmental Authorities regarding antitrust or merger control matters. The parties hereto shall cooperate fully with each other to the extent necessary in connection with the foregoing.

(b) Purchaser and Seller shall timely and promptly make all filings which may be required for the satisfaction of the condition set forth in Section 7.1(b) by each of them in connection with the consummation of the transactions contemplated hereby. In furtherance and not in limitation of the foregoing, each of Seller and Purchaser shall file Notification and Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any other similar filings under Antitrust Regulations in the United States, any state thereof, any foreign country or the European Union as promptly as practicable following the date of this Agreement. In addition, Purchaser and Seller agree, and shall cause each of the Other Sellers and Designees, as applicable, to cooperate and to use reasonable best efforts to take all actions necessary to: obtain any government Consents required for the Closing (including through compliance with the HSR Act and any applicable foreign governmental reports, applications or notifications required by the Antitrust Regulations), to respond to any requests for information from any Governmental Authority, and to avoid and/or overcome any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits, or could restrict, prevent or prohibit, the consummation of the transactions contemplated by this Agreement; provided, however, that in no event shall Seller or any Other Seller be required or expected to retain any of the Purchased Assets (including assets that would be Purchased Assets but for any inability to receive a Consent) in order to comply with its obligations in respect of the foregoing. Each party shall furnish to the other such necessary information and assistance as the other party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Authority. Except as prohibited or restricted by Law or any Antitrust Regulations, each party or its attorneys shall provide the other party or its attorneys the opportunity to make copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or its representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby; provided, however, that to the extent it becomes necessary for each party to receive a copy of the other party’s HSR Act filing, each party’s HSR Act filing would only be provided to counsel for the other party (but not to such other party itself, unless expressly agreed to in writing by the parties), pursuant to a mutually-agreeable confidentiality and joint defense agreement. Without in any way limiting the foregoing, the parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other Antitrust Regulation.

(c) Each of Purchaser and Seller shall notify and keep the other advised as to (i) any material communication from the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other Governmental Authority regarding any of the transactions contemplated hereby, and (ii) any Proceeding pending and known to such party, or to its knowledge threatened, which challenges, or would challenge, the transactions contemplated hereby. Subject to the provisions of Article X hereof, Seller and Purchaser shall not, and shall each cause its respective Subsidiaries not to, take any action inconsistent with their obligations under this Agreement.

(d) If any “moratorium”, “control share”, “fair price” or other similar anti-takeover Law of any applicable jurisdiction shall become applicable to the transactions contemplated by this Agreement, Seller, the Other Sellers, Purchaser and the members of each of their respective boards of directors or other governing bodies shall grant those approvals and take those actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby, and otherwise act to eliminate or minimize the effects of any such Law on the transactions contemplated hereby.

(e) Notwithstanding anything to the contrary in this Agreement, in no event shall Purchaser or any of its Designees be required to propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any material portion of the current assets or businesses of Purchaser or its Designees or any material portion of the Purchased Assets or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the offer is accepted, take or commit to take such action that materially limits its freedom of action, ownership or control with respect to, or materially limits its ability to retain or hold, any businesses, assets, properties or services of Purchaser or its Designees in order to avoid the entry of, or to effect the dissolution of, any injunction or restraining order in any suit or proceeding by a Governmental Authority challenging the transactions contemplated by this Agreement as violative of any applicable antitrust or competition Law or to remove or resolve any objection by any Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Law that may otherwise adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement in an expeditious manner.

6.4 Public Disclosures.

Unless otherwise required by Law or the rules and regulations of any stock exchange or quotation service on which such party’s stock is traded or quoted, prior to the Closing Date, no news release or other public announcement pertaining to the transactions contemplated by this Agreement will be made by or on behalf of any party or its Affiliates without the prior approval (which approval shall not be unreasonably withheld or delayed) of the content by the other party. If in the judgment of either party such a news release or public announcement is required by Law or the rules or regulations of any stock exchange on which such party’s stock is traded or quoted, the party intending to make such release or announcement shall provide prior notice to the other party of such release or announcement and shall consult with the other party with respect thereto, to the extent practicable.

6.5 Access to Records and Personnel.

(a) Exchange of Information. Until the seventh anniversary of the Closing Date, each party agrees to provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting party’s sole expense, any information in the possession or under the control of such party that the requesting party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting party (including under applicable securities Laws) by a Governmental Authority (including any Tax authority) having jurisdiction over the requesting party, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy Tax, audit, accounting, claims, regulatory, litigation or other similar requirements or (iii) to comply with its obligation under this Agreement; provided, however, that in the event that any party determines that any such provision of information could be commercially detrimental, violate any Law or agreement, or waive any attorney-client, or other similar privilege, the parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(b) Financial and Other Information. Until the seventh anniversary of the Closing Date, each Party shall provide, or cause to be provided, to the other party hereto in such form as such requesting party shall reasonably request, at no charge to such party, all financial and other data and information as is reasonably necessary or advisable in order to prepare its financial statements and reports or its filings, including Tax Returns, with any Governmental Authority; provided, however, that no party shall be required to provide or cause to be provided any financial or other data or information if doing so would result in an undue burden on such party or require the incurrence of an unreasonable expense by such party, except as contemplated by Section 6.16.

(c) Ownership of Information. Any information owned by a party that is provided to a requesting party pursuant to this Section 6.5 shall be deemed to remain the property of the providing party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(d) Record Retention. Except as otherwise provided herein, each party agrees to use its reasonable commercial efforts to retain the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the Business and the Purchased Assets (the “Books and Records”) in their respective possession or control for a commercially reasonable period of time, consistent with their regular document retention policies, following the Closing Date or for such longer period as may be required by Law or until the expiration of the relevant representation or warranty under any of the Transaction Documents and any related claim of indemnification related thereto.

(e) Limitation of Liability. No party shall have any liability to any other party in the event that any information exchanged or provided pursuant to this Section 6.5 is found to be inaccurate except due to such party’s fraud. No party shall have any liability to any other party pursuant to this Section 6.5 if any information is destroyed or lost after reasonable commercial efforts by such party to comply with the provisions of Section 6.5(d).

(f) Other Agreements Providing For Exchange of Information. The rights and obligations granted under this Section 6.5 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in Section 6.2(b).

(g) Confidential Information. Nothing in this Section 6.5 shall require either party to violate any agreement with any third parties regarding the confidentiality of confidential and proprietary information; provided, however, that in the event that either party is required under this Section 6.5 to disclose any such information, that party shall use all commercially reasonable efforts to seek to obtain such third party’s consent to the disclosure of such information.

6.6 Employee Relations and Benefits.

(a) For non-Automatic Transferred Employees:

(i) Prior to the Closing, Purchaser and/or one of its Designees shall offer employment to the Transferred Employees effective on the Closing Date initially at the same location and on terms and conditions of employment that are substantially similar in the aggregate (with respect to cash compensation and benefits, but excluding equity incentive compensation) to those provided to such employees by Seller or Other Sellers as of the date hereof (as modified by any changes thereto made since the date hereof as permitted pursuant to Section 6.1(e)), subject, for the avoidance of doubt, to the provisions regarding severance for Transferred Employees as set forth in Section 6.6(a)(v);

(ii) Seller and its Subsidiaries shall not engage in any activity intended to discourage any Transferred Employee from accepting an offer of employment from Purchaser and/or its Designees and shall not offer employment with respect to any businesses of Seller or any

Subsidiary (other than the Business) after the date hereof and prior to the Closing Date; provided, however, that Seller and its Subsidiaries shall be permitted to take any action they are legally required to take in order to comply with local labor and employment Laws;

(iii) Section 6.6(a)(iii) of the Disclosure Letter sets forth a list of all employees of Seller or any of its Subsidiaries as of the date hereof that are deemed “Transferred Employees,” which schedule sets forth the name, position and salary of such Transferred Employee. From time to time and in no event later than the Closing, Seller shall provide notices of changes to such list to reflect departures of such employees and new hires of employees with responsibilities primarily related to the Business, who shall become Transferred Employees;

(iv) For no less than six (6) months after the Closing Date, each Transferred Employee shall participate in employee benefit plans, agreements, programs, policies and arrangements of Purchaser and/or one of its Subsidiaries (the “Purchaser Plans”) on terms no less favorable than those provided to similarly situated employees of the Purchaser and/or its Subsidiaries;

(v) Notwithstanding anything to the contrary in this Agreement, starting on the Closing Date, Purchaser shall, for a period ending on the date six (6) months after the Closing Date, provide (or cause its Subsidiaries to provide) each Transferred Employee whose employment is terminated during this six-month period with severance pay and benefits at least comparable to the levels of severance pay and benefits offered to similarly-situated employees under Seller’s severance plan, or, if applicable, its Affiliates’ severance plan, as of the date hereof.

(b) Seller shall retain responsibility for and continue to pay all medical, life insurance, disability and other welfare plan expenses and benefits for each Transferred Employee with respect to claims incurred by such Transferred Employees or their covered dependents prior to the Closing Date. Seller shall retain no responsibility, and Purchaser shall assume sole responsibility, for expenses and benefits with respect to claims incurred by Transferred Employees or their covered dependents on or after the Closing Date. For purposes of this paragraph, a claim is deemed incurred: in the case of medical or dental benefits, when the services or supplies or medications that are the subject of the claim are performed or provided, as applicable; in the case of life insurance, when the death occurs; and in the case of short-term and long-term disability benefits, when the disability occurs.

(c) Seller shall remain responsible and retain liability for workers’ compensation claims and all other claims relating to occupational illnesses and injuries that are incurred before the Closing Date and reported within a reasonably period after the Closing Date. For purposes of this Section 6.6(c), a workers’ compensation claim will be deemed incurred when the event giving rise to the benefit occurs.

(d) Seller hereby agrees that any employee of the Business who (i) as of the Closing Date is short-term disabled or receiving or entitled to receive short-term disability benefits and who subsequently becomes eligible to receive long-term disability benefits, or (ii) as of the

Closing Date is receiving or entitled to receive long-term disability benefits, shall become eligible or continue to be eligible, as applicable, to receive long-term disability benefits under the Seller’s long-term disability plan unless and until such individual is no longer disabled.

(e) Purchaser shall be responsible for any WARN Act (and similar state and local Laws) Liabilities or Losses incurred by Seller arising as a result, in whole or in part, of actions taken by Purchaser on or after the Closing Date. Upon request from Purchaser, Seller shall provide Purchaser with such information regarding any layoffs, terminations or other similar workforce reduction matters as Purchaser reasonably requests for the purpose of assessing potential WARN Act (and similar state and local Laws) Liabilities or Losses of Purchaser (it being understood Seller need not provide any information which would not be reasonably expected to be relevant to the WARN Act (and similar state and local laws) Liability or Losses of Purchaser). Seller shall otherwise retain full responsibility for any WARN Act (and similar state and local Laws) Liabilities or Losses incurred by the Business arising prior to the Closing Date.

(f) Purchaser shall not assume any equity compensation awards granted by Seller to Transferred Employees pursuant to any Seller Plans.

(g) Nothing contained in this Agreement, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement; (ii) shall limit the ability of Purchaser or any of its Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them; (iii) is intended to confer upon any current or former employee (including any Transferred Employee) or any other Person any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment; or (iv) is intended to confer upon any Person who is not a party hereto (including Transferred Employees, employees, retirees, or dependents or beneficiaries of employees or retirees) any rights as a third party beneficiary of this Agreement.

6.7 Non-U.S. Employees. In addition to Section 6.6 as applicable to Non-U.S. Employees, this Section 6.7 applies only to Non-U.S. Employees and certain former non-U.S. Employees (“Non-U.S. Former Employees”).

(a) This Section 6.7 contains covenants and agreements of the parties on and as of the Closing Date with respect to:

(i) the Non-U.S. Employees; and

(ii) Seller International Plans listed in Section 6.7(a)(ii) of the Disclosure Letter provided or covering such Non-U.S. Employees and Non-U.S. Former Employees.

(b) Seller and its Subsidiaries and Purchaser and its Designee shall comply with all obligations either under the Transfer Regulations or other applicable Laws to notify and/or consult with Non-U.S. Employees or employee representatives, unions, works councils or other employee representative bodies, if any, and shall provide such information to the other party as is required by that party to comply with its notification and/or consultation obligations. Seller and its Subsidiaries and Purchaser and its Designees shall indemnify each other against all Losses resulting from any failure of the other to notify and/or consult or to provide such information in a timely manner.

(c) Seller shall not, and shall require that any of its Subsidiaries will not, without Purchaser’s consent, make any material changes in the working conditions of the Non-U.S. Employees that have not otherwise been announced or agreed to under a collectively bargained agreement between the signing of this Agreement and the Closing Date.

(d) Seller and its Subsidiaries shall indemnify and keep indemnified the Purchaser and its Designees against all Losses, arising out of or in connection with any claim by a Non-U.S. Employee (whether in contract or in tort or under statute for any remedy including for breach of contract, unfair dismissal, redundancy, statutory redundancy, equal pay, sex, race or disability discrimination, unlawful deductions from wages or for breach of statutory duty or of any other legal obligation) as a result of any acts or omissions by Seller or any Subsidiary prior to the Closing Date with respect to such Non-U.S. Employee; and Purchaser and its Designees shall indemnify and keep indemnified Seller and its Subsidiaries against all Losses, arising out of or in connection with any claim by a Non-U.S. Employee (whether in contract or in tort or under statute for any remedy including for breach of contract, unfair dismissal, redundancy, statutory redundancy, equal pay, sex, race or disability discrimination, unlawful deductions from wages or for breach of statutory duty or of any other legal obligation) as a result of any acts or omissions by Purchaser or any Designee on or after the Closing Date with respect to such Non-U.S. Employee.

(e) (i) Purchaser and its Designees shall indemnify Seller and its Subsidiaries from and against all Seller Losses which arise from the employment by Purchaser or its Designee of Non-U.S. Employees on or after the Closing Date or are attributable to any act, omission, breach or default by Purchaser or its Designee in relation to any of the Non-U.S. Employees. This shall include, but shall not be limited to Seller Losses arising out of the termination or dismissal of any Non-U.S. Employee by Purchaser or a Designee, any failure by Purchaser or its Designee to offer any Non-U.S. Employee terms and conditions of employment in accordance with the relevant provisions of Section 6.6 and any failure by Purchaser or its Designee to comply with its or their obligations under any local employment and data protection Laws.

(ii) Seller and its Subsidiaries shall indemnify Purchaser and its Designees from and against all Purchaser Losses which arise from the employment by Purchaser or its Designee of Non-U.S. Employees prior to the Closing Date or are attributable to any act, omission, breach or default by Purchaser or its Designee in relation to any of the Non-U.S. Employees. This shall include, but shall not be limited to Purchaser Losses arising out of the termination or dismissal of any Non-U.S. Employee by Seller or its Subsidiary and any failure by Seller or its Subsidiary to comply with its or their obligations under any local employment and data protection Laws.

(f) Nothing contained in this Agreement, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement; (ii) shall limit the ability of Purchaser or any of its Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them; (iii) is intended to confer upon any current or former employee (including any Transferred Employee) or any other Person any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment; or (iv) is intended to confer upon any Person who is not a party hereto (including Transferred Employees, employees, retirees, or dependents or beneficiaries of employees or retirees) any rights as a third party beneficiary of this Agreement.

6.8 Post-Closing Arrangements.

(a) At the Closing, the applicable parties shall execute and deliver a Transition Services Agreement (the “Transition Services Agreement”) in the form attached hereto as Exhibit D.

(b) At the Closing, Purchaser and its Designee and Seller or the applicable Other Seller shall execute and deliver the following agreements with respect to the Real Property, with such deviations therefrom as are required by local Law (the “Real Property Agreements”):

(i) Lease Assignments with respect to the Assigned Real Property in the form attached hereto as Exhibit E-1 (the “Lease Assignments”).

(ii) Subleases with respect to the Subleased Real Property in the form attached hereto as Exhibit E-2 (the “Real Property Subleases”).

(c) At the Closing, the applicable parties shall execute and deliver a Hosting and Co-Location Services Agreement (the “Hosting and Co-Location Services Agreement”) in the form attached hereto as Exhibit F.

(d) Prior to the Closing, Purchaser and Seller shall work together in good faith to take such actions as shall be reasonably necessary to assure that immediately following the Closing, Purchaser shall have in place such receivables bank accounts and disbursement bank accounts as shall be reasonably necessary for Purchaser to conduct the Business to the extent conducted by Seller and the Other Sellers, collect any receivables acquired, directly or indirectly, by Purchaser, or pay any Assumed Liabilities, in each case after the Closing. From and after the Closing, Seller shall use its reasonable best efforts to ensure that any monies inadvertently paid into former receivables accounts of Seller or any of its Subsidiaries shall automatically be transferred into applicable new receivables accounts of Purchaser.

(e) The parties shall cooperate with each other, and shall use their good faith efforts to cause their respective representatives to cooperate with each other, to provide an orderly transition of the Business from Seller to Purchaser and to minimize the disruption to the Business and each of their respective businesses resulting from the transactions contemplated hereby. In furtherance of the foregoing, Seller shall use reasonable best efforts to provide to Purchaser prior to the Closing such customer, vendor and similar records information reasonably necessary for Purchaser to prepare an accounting system for operation of the Business after the Closing and to convert Seller’s project management system (the “Project Management System”) from the Project

Management Module of JD Edwards to the legacy system which is an excel spreadsheet file (the “Legacy System”), including account project codes and transaction history. In exchange for such services, the requesting party shall reimburse the other party for all reasonable out-of-pocket expenses incurred by such other party and its Subsidiaries in connection with the foregoing obligation. In no event shall any party be required to take any action contemplated by this Section 6.8(e) at any date following the ninetieth (90th) calendar day following the Closing Date. Seller shall negotiate with Purchaser in good faith to provide such further transition services as are reasonably requested by Purchaser. Without limiting the generality of the foregoing, Seller shall provide to Purchaser reasonable “run off” services at Seller’s cost with respect to telephone, voicemail and office security matters to the extent rights to such services are not otherwise Purchased Assets.

6.9 Non-Solicitation.

(a) Seller agrees that for a period of one (1) year from and after the Closing Date it shall not, and it shall cause and each of its Subsidiaries not to, without the prior written consent of Purchaser, solicit to hire (or cause or seek to cause to leave the employ of Purchaser or any of its Subsidiaries) (i) any Transferred Employee or (ii) any Person employed by Purchaser or its Designee or any of their Subsidiaries who became known to or was identified to Seller or any Subsidiary thereof in connection with the transactions contemplated by this Agreement, unless, in the case of clause (i) or (ii) above, such Person ceased to be an employee of Purchaser or its Subsidiaries prior to such action by Seller or any Subsidiary, or, in the case of such Person’s voluntary termination of employment with Purchaser or any of its Subsidiaries, at least three (3) months prior to such action by Seller or any Subsidiary.

(b) Purchaser agrees that for a period of one (1) year from and after the Closing Date it shall not, and it shall cause its Subsidiaries not to, without the prior written consent of Seller, solicit to hire (or cause or seek to cause to leave the employ of Seller or any Subsidiary) (i) any Person is employed by Seller or any Subsidiary immediately following the Closing or (ii) any Person employed by Seller and any Subsidiary who became known to or who was identified to Purchaser or any of its Designees in connection with the transactions contemplated by this Agreement (including any Person involved in the provision of services, with respect to whom the restriction set forth in this Section 6.9(b) shall apply for a period of three (3) months following the Closing), unless, in the case of clause (i) or (ii) above, such Person ceased to be an employee of Seller or any Subsidiary prior to such action by Purchaser or any of its Subsidiaries, or, in the case of such Person’s voluntary termination of employment with Seller or any Subsidiary, at least three (3) months prior to such action by Purchaser or any of its Subsidiaries.

(c) Notwithstanding the foregoing, the restrictions set forth in Sections 6.9(a) and 6.9(b) shall not apply to bona fide public advertisements for employment placed by any party and not specifically targeted at the employees of any other party.

6.10 Intellectual Property License Agreement.

At the Closing, each of Seller and Purchaser shall execute and deliver (and, if applicable, cause each Other Seller, Designee or Affiliate, to execute and deliver) an intellectual property license agreement in the form attached hereto as Exhibit G (the “Intellectual Property License Agreement”).

6.11 Insurance Matters.

Purchaser acknowledges that the policies and insurance coverage maintained on behalf of the Business are part of the corporate insurance program maintained by Seller (the “Seller Corporate Policies”), and such coverage will not be available or transferred to Purchaser.

6.12 Tax Matters.

(a) Transfer Taxes.

(i) All transfer, documentary, sales, use, registration, filing, recordation (including the cost of recording the assignment or transfer of Intellectual Property), ad valorem, value added, bulk sales, stamp duties, excise, license or similar fees or taxes payable in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne equally by Seller and Purchaser. Purchaser shall pay to Seller the amount of any Taxes which it is required to remit pursuant to Section 6.12(a)(ii) no later than five days prior to the date such Taxes are due. Seller and Purchaser shall cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any Transfer Taxes.

(ii) Any Tax Returns that must be filed in connection with any Transfer Taxes shall be prepared by the party that customarily has primary responsibility for filing such Tax Returns pursuant to the applicable Laws under and according to which the respective Tax Returns are due to be filed. For Tax Returns required to be prepared by Seller or any Other Seller pursuant to this Section 6.12(a)(ii), Seller shall collect the proper Tax from Purchaser and pay the Transfer Taxes shown on such Tax Return. Seller shall use reasonable best efforts to provide to Purchaser any Tax Returns which it is required to prepare and file at least ten days before such Tax Returns are due to be filed. For Tax Returns required to be prepared by Purchaser pursuant to this Section 6.12(a)(ii), Purchaser shall collect the proper Tax from Seller and pay the Transfer Taxes shown on such Tax Return. Purchaser shall use reasonable best efforts to provide Seller any Tax Returns which it is required to prepare and file at least ten (10) days before such Tax Returns are due to be filed. Such Tax Returns shall be consistent with the allocation of the Purchase Price as determined pursuant to Section 3.4.

(b) Tax Returns and Payment of Taxes.

(i) Seller shall remit when due or cause to be remitted when due any amount of Taxes due in connection with the Purchased Assets and the Transferred Business

Intellectual Property Rights for any taxable period or any portion thereof ending on or before the Closing Date. Seller shall duly file or cause to be duly filed, any Tax Return required to be filed in respect of any Tax which it is required to pay pursuant to the immediately preceding sentence.

(ii) Purchaser shall remit when due or cause to be remitted when due any amount of Taxes due in connection with the Purchased Assets and the Transferred Business Intellectual Property Rights for any taxable period or any portion thereof beginning after the Closing Date. Purchaser shall prepare and duly file or cause to be prepared and duly filed, any Tax Return required to be filed in respect of any Tax which it is required to pay pursuant to the immediately preceding sentence.

(iii) Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Returns with respect to the Purchased Assets and the Transferred Business Intellectual Property Rights for taxable periods which begin before the Closing Date and end after the Closing Date (a “Straddle Period”). Such Tax Returns shall be prepared or caused to be prepared by Purchaser consistent with the past practices and procedures of Seller for preparation of such Tax Returns. Purchaser shall submit drafts of such Tax Returns to Seller for approval by Seller no later than twenty (20) days prior to the date that such Tax Returns are required to be filed with the appropriate Governmental Authority, including extensions. In the event that Seller and Purchaser cannot reach agreement with respect to any items shown on such Tax Returns, a nationally recognized accounting firm mutually acceptable to Seller and Purchaser shall prepare the Tax Returns. The costs related to having the accounting firm prepare the Tax Returns shall be borne equally by Seller and Purchaser. Purchaser shall make no election (including, without limitations, an election under Section 338 of the Code) in connection with the purchase of the shares of the Netherlands Subsidiary for any taxable period or portion thereof ending prior to the Closing Date or the portion of any Straddle Period ending on the Closing Date without the prior written consent of Seller. Seller shall pay to Purchaser an amount equal to the portion of the Taxes shown on a Tax Return approved by Seller which relates to the portion of such Straddle Period ending on the Closing Date promptly upon receiving notice from Purchaser that Seller is liable under this Section 6.12 for such Taxes but in no event later than five (5) Business Days before the Tax Return reflecting such liability is required to be filed. For purposes of this Section 6.12(b)(iii), in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the portion of such taxable period ending on the Closing Date shall (x) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the number of days in the entire taxable period, provided that appropriate adjustments shall be made for acquisitions and dispositions and other transactions not in the ordinary course of business, and (y) in the case of any Tax based upon or related to income or receipts be deemed to be equal to the amount which would be payable if the relevant taxable period ended on and included the Closing Date. Any credits relating to a Straddle Period shall be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the prior practice of Seller (except as otherwise required by Law).

(iv) Seller and Purchaser shall allocate payment of property Taxes payable in connection with the Purchased Assets and the Transferred Business Intellectual Property Rights as of the Closing Date. Such allocation shall be made in a manner similar to the allocation of Taxes payable for a Straddle Period (as described in Section 6.12(b)(iii)), Purchaser and Seller shall also cooperate with respect to the preparation and filing of any property Tax Returns in a manner similar to the procedure for the preparation and filing of Tax Returns for a Straddle Period (as described in Section 6.12(b)(iii)).

(c) Cooperation and Assistance.

(i) The parties shall cooperate with each other in the filing of any Tax Returns and the conduct of any Tax audit or other proceeding. They each shall execute and deliver such powers of attorney and make available such other documents as are reasonably necessary to carry out the intent of this Section 6.12.

(ii) If either party is liable under this Section 6.12, for any portion of a Tax shown due on any Tax Return required to be filed by the other party pursuant to this Section 6.12, the party obligated to file such Tax Return pursuant to this Section 6.12 shall deliver a copy of the relevant portions of such Tax Return (taking into account any extensions, if applicable) to the liable party. If the parties disagree as to the treatment of any item shown on such Tax Return or with respect to any calculation with respect to any Tax Return to be filed pursuant to this Section 6.12, an independent public accounting firm acceptable to both Seller and Purchaser shall determine, consistent with Seller’s past practice (except as otherwise required by Law), how the disputed item is to be treated on such Tax Return.

(iii) Upon request or upon payment, each party shall deliver to the tax director of the other party certified copies of all receipts for any foreign Tax with respect to which such other party or any of its Affiliates could claim a foreign tax credit and any supporting documents required in connection with claiming or supporting a claim for such a foreign tax credit.

(iv) Each party shall give any other party reasonable access to all such records, documents, accounting data and other information as well as to its personnel and premises to the extent necessary for a reasonable review or a tax audit of such Tax Returns and relevant to an obligation under this Section 6.12.

(d) Tax Controversies. A party shall notify the other party in writing promptly upon (but in no event later than 30 days following) (a “Notification”) receipt of notice of any pending or threatened audits or assessments with respect to Taxes for which such other party (or any of its Affiliates) is liable under Section 6.12. Failure to give such Notification shall not relieve the indemnifying party from liability under this Section 6.12, except if and to the extent that the indemnifying party is actually prejudiced thereby. Each party shall be entitled to take control of the complete defense of any tax audit or administrative or court proceeding (a “Tax Claim”) relating to Taxes for which it would be liable under this Agreement and to employ counsel of its choice at its expense; provided, that Seller and Purchaser shall jointly control the defense of any Tax Claim relating to Taxes with respect to a Straddle Period for which Taxes are allocated to both Seller and

Purchaser under Section 6.12(b)(iii). Notwithstanding the immediately preceding sentence, each party shall be entitled to take control of the complete defense of any Tax Claim relating to Taxes for which it is obligated to file a Tax Return (but does not have any indemnification obligation hereunder) under this Section 6.12 (or by Law), and to employ counsel of its choice at its expense; provided, that such party unconditionally releases in writing the other party from its indemnification obligation hereunder with respect to such Tax Claim; provided further, that such party shall take control of such Tax Claim within 60 days of the earlier of (x) the date on which such Notification is provided or (y) the date such Notification is due pursuant to the first sentence of this Section 6.12. If one party takes control of any such audit or proceeding, the other party shall be entitled to participate, at its expense, in the defense of such audit or proceeding, and the party controlling such audit or proceeding shall consider in good faith any suggestions made or points raised by the other party. Neither party may agree to any settlement of any claim for Taxes which could result in any increase in the Taxes owed by the other party without the prior written consent of such other party, which consent shall not be unreasonably withheld. This Section 6.12 shall govern to the extent it would otherwise be inconsistent with Section 9.3(a).

6.13 Notice of Breaches.

(a) From the date of this Agreement until the Closing, Seller shall use commercially reasonable efforts to deliver to Purchaser supplemental information concerning events or circumstances occurring subsequent to the date of this Agreement which would render any representation or warranty in this Agreement or the Disclosure Letter inaccurate or incomplete in any material respect at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty or statement in this Agreement or the Disclosure Letter.

(b) From the date of this Agreement until the Closing, Purchaser shall use commercially reasonable efforts to deliver to Seller supplemental information concerning events or circumstances occurring subsequent to the date hereof which would render any representation or warranty in this Agreement inaccurate or incomplete in any material respect at any time after the date of this Agreement until the Closing. No such supplemental information shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation or warranty in this Agreement.

6.14 Mail Handling.

Effective as of the Closing Date, Purchaser and/or its Affiliates shall have the right to open all mail and packages delivered to it that is addressed to Seller or any of the Other Sellers and that reasonably may be related to the Business, the Purchased Assets, the Transferred Business Intellectual Property Rights or the Assumed Liabilities. To the extent that Purchaser and/or any of its Subsidiaries receives any mail or packages addressed to Seller or any Subsidiary and delivered to Purchaser and/or any of its controlled Affiliates not relating to the Business, the Purchased Assets, the Transferred Business Intellectual Property Rights or the Assumed Liabilities, Purchaser shall promptly deliver such mail or packages to Seller. After the Closing Date, Purchaser may deliver to Seller any checks or drafts made payable to Seller or any Subsidiary thereof that constitutes a Purchased Asset, and Seller shall promptly deposit such checks or drafts, and, upon receipt of funds, reimburse Purchaser within five (5) Business Days for the amounts of all such checks or drafts, or, if so requested by Purchaser, endorse such checks or drafts to Purchaser for collection. To the extent Seller or any Subsidiary receives any mail or packages addressed and delivered to Purchaser or to Seller or any of its Subsidiaries relating to the Business, the Purchased Assets, the Transferred Business Intellectual Property Rights or the Assumed Liabilities, Seller shall, or shall cause such Subsidiary to, promptly deliver such mail or packages to Purchaser. After the Closing Date, Seller may deliver to Purchaser any checks or drafts made payable to Purchaser or any Subsidiary thereof that constitutes an Excluded Asset, and Purchaser shall promptly deposit such checks or drafts, and, upon receipt of funds, reimburse Seller within five (5) Business Days for the amounts of all such checks or drafts, or, if so requested by Seller, endorse such checks or drafts to Seller for collection.

6.15 Interim Financial Statements.

Between the date hereof and the Closing, Seller shall provide to Purchaser (i) within thirty (30) days after the end of each calendar month, interim monthly financial statements for the Business that include a balance sheet and a profit and loss statement and otherwise are in such form as Seller provides to management of the Business on a monthly basis and (ii) within fifty (50) days after the end of each calendar quarter, Seller shall provide Purchaser an unaudited balance sheet and related profit and loss statement for the Business as of the end of, and for the period of, such quarter (collectively, the “Interim Financials”). The Interim Financials shall be prepared in a manner consistent with the Interim Business Financial Statements.

6.16 Business Financial Statements.

As promptly as possible and in no event commencing later than five (5) Business Days following the Closing Date, Seller shall (a) at its own expense, prepare balance sheets and related statements of income and cash flows of the Business, together with all footnotes and schedules required by GAAP, as of and for the years ended December 31, 2004, 2005 and 2006 (the “S-X Financial Statements”), and for the nine months ending September 30, 2007 (the “2007 Unaudited Financial Statements” and together with the S-X Financial Statements or such other financial statements as contemplated by the immediately following sentence, the “Post-Closing Financial Statements”), which Post-Closing Financial Statements shall be prepared (i) using substantially the same basis of presentation as the Interim Business Financial Statements, (ii) to include certain of the excluded costs as disclosed in Section 4.13 of the Disclosure Letter to the extent they are required to be included under GAAP, and (iii) in a manner meeting the requirements of Regulation S-X adopted under the Securities Act and shall be suitable for inclusion in a registration statement filed on Form S-1 under the Securities Act; and (b) take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to assist Deloitte & Touche LLP (“Deloitte”) in the completion of an audit of the S-X Financial Statements and a review, consistent with the requirements of SAS 100, of the 2007 Unaudited Financial Statements, including executing such management and other representation letters as shall be requested by Deloitte, so that Deloitte is able to complete its audit and review of the Post-Closing Financial Statements. The parties shall consult with one another, and reasonably discuss and agree (in light of the actual date of the Closing and the intent of preparing financial statements meeting the requirements of Regulation S-X adopted under the Securities Act and which shall be suitable for inclusion in a registration statement filed on Form S-1 under the Securities Act), on (x) any modifications to the periods covered by the Post-Closing Financial Statements are necessary, desirable or appropriate (including, where possible, a change of the periods for which financial statements must be prepared by Seller), and (y) any corresponding changes to the audits or reviews to be conducted by Deloitte are necessary, in each case in order for such financial statements to be in compliance with Regulation S-X adopted under the Securities Act in connection with a registration statement filed on Form S-1. Promptly following the date hereof, Seller shall cooperate with Purchaser to engage Deloitte, at the expense of Purchaser (with the amount and terms of such engagement being agreed to by Purchaser), to complete the foregoing audit and review of the Post-Closing Financial Statements. Seller shall use its reasonable best efforts to cause the Post-Closing Financial Statements to be delivered to Purchaser no more than one hundred and twenty (120) days after the Closing Date. Seller shall, and shall cause each of its officers and employees to, provide to Deloitte all information, documents and assistance reasonably requested by Deloitte in connection with the audit and review of the Post-Closing Financial Statements, and shall reasonably assist Purchaser in preparing pro forma financial statements that reflect the effect of the acquisition by Purchaser of the Business for such periods as would be required by Regulation S-X under the Securities Act. Seller shall use its reasonable best efforts to have the engagement letter with Deloitte to provide for Deloitte, upon Purchaser’s request, to assist with the preparation of the pro forma financial statements, to the extent necessary or appropriate as a result of its audit and review of the Post-Closing Financial Statements. Purchaser shall, and shall cause its officers to, execute and deliver customary management representation letters to Deloitte and otherwise cooperate with Deloitte in connection with Deloitte’s audit and review of the Post-Closing Financial Statements. Purchaser, in addition to paying the fees of Deloitte pursuant to the engagement letter, shall reimburse Seller for third-party costs actually incurred by Seller in connection with the preparation of the Post-Closing Financial Statements; provided, however, that Seller shall obtain Purchaser’s written consent before incurring any charges over $150,000, in the aggregate (exclusive of fees and costs of Deloitte), in respect of Seller’s obligations under this Section 6.16. Purchaser shall not be obligated to reimburse Seller for the time of Seller’s employees required to prepare the Post-Closing Financial Statements or to comply with Seller’s other obligations under this Section 6.16.

6.17 Netherlands Subsidiary Directorships.

Seller shall cause all directors of the board of directors (or other equivalent governing body) of the Netherlands Subsidiary to resign their directorships effective as of or prior to the Closing Date and shall provide evidence of such resignations to Purchaser.

6.18 Purchase Funds Escrow Agreements.

(a) Between the date hereof and the Closing, Purchaser shall not, without the prior written approval of Seller, take any action to amend or terminate the Investor Escrow Agreements or the Purchaser Escrow Agreement.

(b) At or before 12:00 p.m., Eastern Time, on October 15, 2007, Purchaser shall deliver to Koala a copy of this Agreement, executed by each of Purchaser and Seller.

(c) At or before 2:00 p.m., Eastern Time, on October 15, 2007, Purchaser shall pay to Koala a $3,000,000 consulting fee pursuant to that certain consulting agreement between Purchaser and Koala.

(d) Between the date hereof and the Closing, Purchaser will not execute a joint written direction or take any other voluntary action to cause the disbursement of the Purchase Escrow Funds contributed by Koala to Koala without the prior written consent of Seller; provided, however, that Purchaser shall be permitted to fulfill its express obligations under the Koala Escrow Agreement, including its obligation to notify Koala of the occurrence of a Depositor Funding Event (as such term is used in the Koala Escrow Agreement). Between the date hereof and the Closing, Purchaser shall not, without the prior written approval of Seller, take any action to amend or terminate the Koala Escrow Agreement.

6.19 Closing of Series I Preferred Stock Financing.

Immediately prior to or simultaneous with the Closing, Purchaser shall close the transactions contemplated by the Stock Purchase Agreement and shall cause the Purchase Escrow Funds (in an amount equal to the Purchase Price) to be released to Seller at the Closing.

6.20 Additional Transactions.

(a) Additional Transaction Agreements. Seller and its Subsidiaries may not enter into any agreement, understanding or arrangement with respect to any Additional Transaction Proposal until the Closing unless such agreement either (i) conditions the consummation of any of the transactions contemplated thereby on the prior occurrence of the Closing or termination of this Agreement in accordance with its terms, or (ii) if such transaction involves only (A) the issuance, sale or purchase of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) of Seller, or (B) a merger, consolidation or similar transaction of Seller with another Person or (iii) does not subject this Agreement to a vote of the Seller’s stockholders, and, in the case of (ii) or (iii) expressly provides that Seller or the surviving corporation, as appropriate, shall continue to be subject to this Agreement without alteration as a result of the consummation of the transactions contemplated by such agreement.

(b) Notice. Seller and its Subsidiaries shall use reasonable best efforts to provide Purchaser three (3) Business Days advance notice before entering into any definitive agreement providing for any Additional Transaction Proposal.

(c) No Modification to Section 6.1(b). Nothing in this Section 6.20 shall limit Section 6.1(b).

ARTICLE VII

CONDITIONS TO CLOSING

7.1 Conditions Precedent to Obligations of Purchaser and Seller.

The respective obligations of the parties hereto to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by the party for whose benefit such condition exists) at or prior to the Closing Date of each of the following conditions:

(a) No Injunction, etc. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which is in effect on the Closing Date, or shall have threatened to seek any such Law, which has or would have the effect of prohibiting the transactions contemplated by the Transaction Documents or making such transactions illegal; and

(b) Regulatory Authorizations. (i) All Consents of any Governmental Authorities shall have been obtained, and (ii) the applicable waiting period under the HSR Act (or any other applicable Antitrust Regulation, as mutually agreed) shall have expired or been terminated.

7.2 Conditions Precedent to Obligation of Seller.

The obligation of Seller to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Seller) at or prior to the Closing Date of each of the following conditions:

(a) Accuracy of Purchaser’s Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement shall be true and correct on the date of this Agreement and on the Closing Date as though made on the Closing Date (other than those representations and warranties which speak of an earlier date, which representations and warranties shall have been true and correct as of such earlier date), except in each case for such failures to be true and correct which have not had and are not reasonably likely to have a Purchaser Material Adverse Effect (it being agreed that any “materiality,” “Purchaser Material Adverse Effect” and other similar qualifications in particular representations and warranties shall be disregarded in determining whether any such inaccuracies would have such a Purchaser Material Adverse Effect for purposes of this Section 7.2(a)); and Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

(b) Covenants of Purchaser. Purchaser shall have complied in all material respects with all covenants contained in this Agreement to be performed by it prior to the Closing; and Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

(c) Ancillary Agreements. Purchaser shall have executed and delivered, or shall have caused one or more of its Designees to execute and deliver, the agreements and documents contemplated by Section 2.3 to which they are a party.

(d) Intellectual Property License Agreement. Purchaser shall have executed and delivered, or shall have caused one or more of its Designees to execute and deliver, the Intellectual Property License Agreement.

(e) Real Property Agreements. Purchaser shall have executed and delivered, or shall have caused one or more of its Designees to execute and deliver, the Real Property Agreements.

(f) Transition Services Agreement. Purchaser shall have executed and delivered, or shall have caused one or more of its Designees to execute and deliver, the Transition Services Agreement.

(g) Hosting and Co-Location Services Agreement. Purchaser shall have executed and delivered, or shall have caused one or more of its Designees to execute and deliver, the Hosting and Co-Location Services Agreement.

7.3 Conditions Precedent to Obligation of Purchaser.

The obligation of Purchaser to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing Date of each of the following conditions:

(a) Accuracy of Representations and Warranties of Seller. The representations and warranties of Seller contained in (i) Sections 4.4(a), 4.14 and 4.19 shall be true and correct in all material respects on the date of this Agreement and on the Closing Date as though made on the Closing Date (other than those representations and warranties which speak of an earlier date, which representations and warranties shall have been true and correct in all material respects as of such earlier date), and (ii) all other sections of this Agreement shall be true and correct on the date of this Agreement and on the Closing Date as though made on the Closing Date (other than those representations and warranties which speak of an earlier date, which representations and warranties shall have been true and correct as of such earlier date), except in the case of clause (ii), for such failures to be true and correct which have not had and are not reasonably likely to have a Seller Material Adverse Effect (it being agreed that any “materiality,” “Seller Material Adverse Effect” and other similar qualifications in such representations and warranties shall be disregarded in determining any inaccuracies for purposes of this Section 7.3(a)(ii)); and Purchaser shall have received a certificate signed by an authorized officer of Seller to such effect.

(b) Covenants of Seller. Seller and the Other Sellers shall have complied in all material respects with all covenants contained in this Agreement to be performed by it prior to the Closing; and Purchaser and its Affiliates shall have received a certificate signed by an authorized officer of Seller and each Other Seller to such effect.

(c) Seller Material Adverse Effect. Since the date of this Agreement, there shall not have been a Seller Material Adverse Effect.

(d) Consents. Seller shall have obtained the Required Consents, in form and substance reasonably satisfactory to Purchaser.

(e) Ancillary Agreements. Seller shall have executed and delivered or caused the relevant Other Sellers to execute and deliver, the agreements and documents contemplated by Section 2.3 to which they are a party.

(f) Intellectual Property License Agreement. Seller shall have executed and delivered, and/or caused the relevant Other Sellers to execute and deliver, the Intellectual Property License Agreement.

(g) Real Property Agreements. Seller shall have executed and delivered, and/or caused the relevant Other Sellers to execute and deliver, the Real Property Agreements.

(h) Transition Services Agreement. Seller shall have executed and delivered, and/or caused the relevant Other Sellers to execute and deliver, the Transition Services Agreement.

(i) Hosting and Co-Location Services Agreement. Seller shall have executed and delivered, and/or caused the relevant Other Sellers to execute and deliver, the Hosting and Co-Location Services Agreement.

(j) Non-Foreign Affidavit. Seller shall have executed and delivered to Purchaser a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under Treasury Regulations issued pursuant to Section 1445 of the Code stating that such Seller is not a “foreign person” as defined in Section 1445 of the Code so that Purchaser is exempt from withholding any portion of the Purchase Price thereunder.

(k) Additional Assumed Material Contracts. Seller shall deliver to Purchaser a supplemental Exhibit K which shall list the Contracts which were entered into by Seller or any Other Seller after the date of this Agreement and which shall be deemed Assumed Material Contracts.

ARTICLE VIII

CLOSING

8.1 Closing Date.

Unless this Agreement shall have been terminated and the transactions herein shall have been abandoned pursuant to Article X hereof, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, in Palo Alto, California at 10:00 a.m., local time, and in such other places as are necessary to effect the transactions to be consummated at the Closing, no later than two (2) Business Days after all of the conditions in Article VII have been satisfied or waived (other than those conditions which by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver thereof). The effective time (“Effective Time”) of the Closing for tax, operational and all other matter matters shall be deemed to be 12:01 a.m., Pacific Time, on the Closing Date. The date on which the Closing actually occurs is sometimes referred to herein as the “Closing Date.”

8.2 Purchaser Obligations. At the Closing, Purchaser and its Affiliates shall execute and/or deliver to Seller, or Purchaser shall cause one or more of its Designees to execute and deliver to Seller, as appropriate, the following in such form and substance (except for clause (a)) as are reasonably acceptable to Seller:

(a) the Purchase Price as provided in Section 3.2;

(b) the documents described in Section 7.2;

(c) such instruments of conveyance with respect to the Purchased Assets and Assumed Liabilities as are referred to in Section 2.3 and such other assignment and conveyance documents as shall be necessary to convey the Purchased Assets and consummate the other transactions contemplated hereby in each jurisdiction; and

(d) such other documents and instruments as counsel for Purchaser and Seller mutually agree to be reasonably necessary to consummate the transactions described herein.

8.3 Seller Obligations. At the Closing, Seller shall execute and deliver to Purchaser, or Seller shall cause one or more of the Other Sellers to execute and deliver to Purchaser, as appropriate, the following in such form and substance as are reasonably acceptable to Purchaser:

(a) the documents described in Section 7.3;

(b) such instruments of conveyance with respect to the Purchased Assets and Assumed Liabilities as are referred to in Section 2.3 and such other assignment and conveyance documents as shall be necessary to convey the Purchased Assets and consummate the other transactions contemplated hereby in each jurisdiction;

(c) a certificate signed by its Chief Financial Officer that the Estimated Working Capital Amount is greater than zero; and

(d) such other documents and instruments as counsel for Purchaser and Seller mutually agree to be reasonably necessary to consummate the transactions described herein.

ARTICLE IX

INDEMNIFICATION

9.1 Indemnification.

(a) Following the Closing and subject to the terms and conditions of this Article IX, Seller shall for itself (where it is acting as Seller) and otherwise as agent for the Other Sellers indemnify, defend and hold harmless Purchaser and its Affiliates and their respective officers, directors, employees, stockholders, assigns and successors (each, a “Purchaser Indemnified Party”) from and against, and shall reimburse each Purchaser Indemnified Party for, all Liabilities (excluding, for the avoidance of doubt, all lost profits or consequential, punitive, special or indirect damages unless payable by a Purchaser Indemnified Party to a third party), costs and expenses, including interest, penalties, court costs and reasonable attorneys’ fees and expenses, imposed upon or incurred by such Purchaser Indemnified Party (“Purchaser Losses”), with respect to (i) any failure of any representation or warranty of Seller set forth in this Agreement to be true and correct, (ii) any breach by Seller of any covenant or agreement made by Seller herein (but, for the avoidance of doubt, not in any Ancillary Agreement, any Real Property Agreement, the Transition Services Agreement, the Hosting and Co-Location Services Agreement or the Intellectual Property License Agreement) or (iii) any Excluded Liabilities, it being understood that each Purchaser Loss shall be calculated (x) net of any Tax benefit realized by such Purchaser Indemnified Party, as set forth more fully in Section 9.3(c), and (y) net of any amounts recovered by such Purchaser Indemnified Party under insurance policies or agreements, as set forth in Section 9.6(b). Purchaser shall not be entitled to recover (i) more than once for the same Purchaser Loss for which indemnity is received under any provision of the Transition Services Agreement or (ii) any amount in respect of Taxes for which Purchaser is liable pursuant to Section 6.12.

(b) Following the Closing and subject to the terms and conditions provided in this Article IX, Purchaser shall indemnify, defend and hold harmless Seller and its Subsidiaries and their respective officers, directors, employees, stockholders, assigns and successors (each, a “Seller Indemnified Party”) from and against, and shall reimburse each Seller Indemnified Party for, all Liabilities (excluding, for the avoidance of doubt, all lost profits or consequential, punitive, special or indirect damages unless payable by a Seller Indemnified Party to a third party), costs and expenses, including interest, penalties, court costs and reasonable attorneys’ fees and expenses, imposed upon or incurred by such Seller Indemnified Party (“Seller Losses”), with respect to (i) the failure of any representation or warranty of Purchaser set forth in this Agreement to be true and correct as of the date of this Agreement, (ii) any breach of any covenant or agreement made by Purchaser herein (but, for the avoidance of doubt, not in any Ancillary Agreement, any Real Property Agreement, the

Transition Services Agreement, the Hosting and Co-Location Services Agreement or the Intellectual Property License Agreement), and (iii) any of the Assumed Liabilities, it being understood that such Seller Losses shall be calculated net of any Tax Benefit realized by any Seller Indemnified Party, as set forth more fully in Section 9.3(c), and (y) net of any amounts recovered by any Seller Indemnified Party under insurance policies or agreements, as set forth in Section 9.6(b). Seller shall not be entitled to recover more than once for the same Seller Loss for which indemnity is received under any provision of the Transition Services Agreement.

9.2 Certain Limitations and Term; Indemnification Buyout.

(a) Notwithstanding anything contained herein to the contrary, the maximum aggregate liability of Seller (on behalf of itself and as agent for the Other Sellers) to all Purchaser Indemnified Parties taken together for all Purchaser Losses under Section 9.1(a)(i) by Purchaser Indemnified Parties shall be limited to a maximum of ten percent (10%) of Purchase Price (the “Liability Cap”); provided, however, that this limitation shall not apply to Purchaser Losses with respect to or related to Seller’s breach of any representation or warranty in Section 4.2, Section 4.4(a) or Section 4.14, for which the maximum aggregate liability of Seller and its Subsidiaries to all Purchaser Indemnified Parties taken together shall not exceed the Purchase Price.

(b) Notwithstanding anything contained herein to the contrary, the maximum aggregate liability of Purchaser (on behalf of itself and as agent for its Affiliates) to all Seller Indemnified Parties taken together for all Seller Losses under Section 9.1(b)(i) by Seller Indemnified Parties shall be limited to the Liability Cap; provided, however, that this limitation shall not apply to Seller Losses with respect to or related to Purchaser’s breach of any representation in Section 5.2, for which the maximum aggregate liability of Purchaser and its Affiliates to all Seller Indemnified Parties taken together shall not exceed the Purchaser Price.

(c) Notwithstanding anything contained herein to the contrary, Seller shall not be obligated to make any indemnification payment under Section 9.1(a)(i) unless and until the aggregate Purchaser Losses sustained by Purchaser Indemnified Parties collectively exceed one-half of one percent (0.5%) of Purchase Price (the “Threshold”) and then any indemnification with respect to such Purchaser Losses shall be made by Seller only to the extent of such excess over such Threshold.

(d) Notwithstanding anything contained herein to the contrary, Purchaser shall not be obligated to make any indemnification payment under Section 9.1(b)(i) unless and until the aggregate Seller Losses sustained by Seller Indemnified Parties collectively exceed the Threshold, and then any indemnification with respect to such Seller Losses shall be made by Purchaser only to the extent of such excess over such Threshold.

(e) Notwithstanding anything contained herein to the contrary, for purposes of Section 9.1(a)(i), (i) in determining whether there has been a breach of any representation or warranty of Seller, the representations and warranties set forth in this Agreement shall be considered without regard to any “Seller Material Adverse Effect” qualifications set forth therein (which shall be deemed replaced with a “material” qualification solely for determining whether there has been a breach of any such representation or warranty), and (ii) in determining the amount of any Purchaser Loss related to a breach of any representation or warranty of Seller, the representations and warranties set forth in this Agreement shall be considered without regard to any “material,” “Seller Material Adverse Effect” or similar qualifications set forth therein.

(f) Notwithstanding anything contained herein to the contrary, for purposes of Section 9.1(b)(i), (i) in determining whether there has been a breach of any representation or warranty of Purchaser, the representations and warranties set forth in this Agreement shall be considered without regard to any “Purchaser Material Adverse Effect” qualifications set forth therein (which shall be deemed replaced with a “material” qualification solely for determining whether there has been a breach of any such representation or warranty), and (ii) in determining the amount of any Seller Loss related to a breach of any representation or warranty of Purchaser, the representations and warranties set forth in this Agreement shall be considered without regard to any “material,” “Purchaser Material Adverse Effect” or similar qualifications set forth therein.

(g) The representations and warranties of Seller and Purchaser contained in Article IV and Article V, respectively, of this Agreement shall survive the Closing until the earlier of March 31, 2009 and the date on which Purchaser receives final audited financial statements for its 2008 fiscal year (the “Termination Date”); provided, however, that notwithstanding the foregoing, the representations and warranties set forth in Section 4.1, Section 4.2, Section 5.1 and Section 5.2 shall survive until thirty (30) calendar days following the expiration of the applicable statute of limitations with respect to the matters contained therein. Notwithstanding anything to the contrary contained herein, at any time that Seller has entered into a definitive agreement pursuant to which, upon the consummation of the transactions contemplated by such definitive agreement, Seller would undergo a Seller Change of Control, (i) on or after the Closing Date and on or prior to September 30, 2008, Seller may satisfy and terminate its indemnification obligations with respect to Purchaser Losses under Section 9.1(a)(i) upon the payment to Purchaser of a single lump sum amount in cash equal to the sum of (w) the full amount of any unsatisfied claims made by a Purchaser Indemnified Party with respect to any Purchaser Losses under Section 9.1(a)(i) prior to the date of such lump sum payment plus (x) the quotient obtained by dividing (A)(1) the Liability Cap minus (2) the aggregate amount of all claims paid to a Purchaser Indemnified Party with respect to any Purchaser Losses under Section 9.1(a)(i) minus (3) the full amount of any unsatisfied claims made by a Purchaser Indemnified Party with respect to any Purchaser Losses under Section 9.1(a)(i) prior to the date of such lump sum payment, by (B) two; and (ii) on or after October 1, 2008 and on or prior to the Termination Date, Seller may satisfy and terminate its indemnification obligations with respect to Purchaser Losses under Section 9.1(a)(i) upon the payment to Purchaser of a single lump sum amount in cash equal to the sum of (y) the full amount of any unsatisfied claims made by a Purchaser Indemnified Party with respect to any Purchaser Losses under Section 9.1(a)(i) prior to the date of such lump sum payment plus (z) the quotient obtained by dividing (A)(1) the Liability Cap minus (2) the aggregate amount of all claims paid to a Purchaser Indemnified Party with respect to any Purchaser Losses under Section 9.1(a)(i) minus (3) the full amount of any unsatisfied claims made by a Purchaser Indemnified Party with respect to any Purchaser Losses under Section 9.1(a)(i) prior to the date of such lump sum payment, by (B) four (each of clause (i) and (ii) of this sentence, an “Indemnification Buyout”); provided, further, that in no event shall the amount of the Indemnification Buyout exceed the remainder of the Liability Cap minus the aggregate amount of all claims previously paid to a Purchaser Indemnified Party with respect to any Purchaser Losses under Section 9.1(a)(i). The covenants and agreements contained in this Agreement shall survive the Closing until the date or dates specified therein or, if not so specified, until the expiration of the applicable statute of limitations with respect to the matters contained therein.

(h) Subject to the terms of the Indemnification Buyout, the obligations to indemnify and hold harmless a party hereto pursuant to Sections 9.1(a)(i) or 9.1(b)(i) shall cease to survive when the applicable representation or warranty terminates pursuant to Section 9.2(g); provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of the applicable survival period, previously made a claim by delivering a written notice (stating in reasonable detail the basis of such claim) to the indemnifying Person.

(i) If, at any time prior to the Termination Date (including, if appropriate, as of the Closing), Seller’s Adjusted Working Capital is less than the Requisite Amount, Seller shall promptly provide notice (the “Adjusted Working Capital Notice”) regarding such matter to Purchaser. Within three (3) Business Days of the date on which Seller’s Adjusted Working Capital falls below the Requisite Amount, Seller shall deposit into an escrow account (the “Escrow Account”) with a mutually acceptable escrow agent to be selected by the parties prior to the Closing, or if such escrow agent is not able to serve in such capacity, another mutually acceptable escrow agent (the “Escrow Agent”) an amount in cash equal to (i) the Liability Cap minus (ii) any amounts paid by Seller to any Purchaser Indemnified Party with respect to any Purchaser Losses under Section 9.1(a)(i) prior to the receipt by Purchaser of the Adjusted Working Capital Notice, and Seller and Purchaser shall enter into a commercially reasonable escrow arrangement (the principal terms of which shall be negotiated in good faith and agreed to by the parties prior to the Closing, with such changes as are necessary thereto as required by the Escrow Agent). Promptly following the Termination Date or an Indemnification Buyout, one hundred percent (100%) of the funds in the Escrow Account, less any amounts that are subject to any unsatisfied claims made by any Purchaser Indemnified Party (as evidenced by delivery of a written notice (stating in reasonable detail the basis and amount of such claim) to Seller and the Escrow Agent on or prior to the Termination Date or the date of the completion of an Indemnification Buyout) that are the subject of a dispute between Seller and Purchaser pursuant to any dispute resolution provision in any escrow arrangement entered into by Seller and Purchaser with respect to the funds in the Escrow Account, shall be released to Seller.

9.3 Procedures for Third-Party Claims and Excluded Liabilities.

(a) General Procedures. Promptly after the receipt by any Indemnified Party of a notice of any claim, action, suit or proceeding by any third party that may be subject to indemnification hereunder, including any claim relating to any Excluded Liability or Assumed Liability, such Indemnified Party shall give written notice of such claim to the indemnifying party hereunder (the “Indemnifying Party”), stating the nature and basis of the claim and the amount thereof, to the extent known, along with copies of the relevant documents evidencing the claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party from liability on account of this indemnification, except if and to the extent that the Indemnifying Party is actually prejudiced thereby. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the claim. The Indemnifying Party shall have the right to assume the defense of the Indemnified Party against the third party claim with counsel of its choice reasonably satisfactory to the Indemnified Party and control the defense of such third party action (x) if it elects to do so within ten (10) Business Days following receipt of the notice with respect thereto and (y) so long as the Indemnifying Party conducts such defense actively and diligently. The Indemnifying Party may not assume the defense of a third party action if the action of which it seeks to assume control (i)(x) seeks non-monetary relief and (y) if such third party action, if determined adversely to the Indemnified Party, could have a material adverse effect on such Indemnified Party, (ii) involves criminal or quasi criminal allegations, (iii) involves a claim which, upon petition by the Indemnifying Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend or (iv) involves a claim that is reasonably expected to result in liability to the Indemnified Party in excess of the Indemnifying Party’s indemnification obligation hereunder in light of the limitations set forth in Section 9.2; provided, however, that, in the event that the Indemnified Party assumes the defense of a third party action pursuant to the provisions of this sentence, the Indemnifying Party shall have the right to participate in the defense of the third party claim, and may retain separate co-counsel at its sole cost and expense. If the Indemnifying Party elects to assume the defense of a third party action, then, notwithstanding anything to the contrary in this Agreement, the Indemnifying Party shall not be required to pay or otherwise indemnify the Indemnified Party against attorneys’ fees or other expenses incurred on behalf of the Indemnified Party in connection with the defense of such action following the Indemnifying Party’s election to assume the defense. So long as the Indemnifying Party has assumed the defense of the third party claim in accordance herewith and notified the Indemnified Party in writing thereof, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the third party claim, it being understood that the Indemnifying Party shall pay all reasonable costs and expenses of counsel for the Indemnified Party for all periods prior to such time as the Indemnifying Party has notified the Indemnified Party that it has assumed the defense of such third party claim and after such time as the Indemnified Party has notified the Indemnifying Party of such third party claim, (ii) the Indemnified Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the third party claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld or delayed), and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the third party claim (other than a judgment or settlement that is solely for money damages and is accompanied by a release of all indemnifiable claims against the Indemnified Party) without the prior written consent of the Indemnified Party (not to be unreasonably withheld or delayed). Whether or not the Indemnifying Party shall have assumed the defense, such party shall not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld or delayed. If the Indemnifying Party elects not to assume the defense of an action contemplated by this Section 9.3(a) within the manner contemplated above, or, if such action is assumed by the Indemnifying Party, the Indemnifying Party fails to conduct the defense actively and diligently, (A) the Indemnified Party may defend against the action in any manner it reasonably may deem appropriate; provided, however, that the Indemnified Party shall consult with, the Indemnifying Party in connection therewith; (B) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the reasonable costs of defending against the action (including reasonable attorneys’ fees and expenses) to the extent such costs are Losses for which the Indemnified Party is entitled to indemnification therefor hereunder; and (C) the Indemnifying Party will remain responsible for any costs the Indemnified Party may incur resulting from the action to the extent such costs are Losses for which the Indemnified Party is entitled to indemnification therefor hereunder; provided, however, that, in the event that it is determined that the Indemnified Party was not entitled to indemnification for any costs that are Losses hereunder, such Indemnified Party shall promptly refund to the Indemnifying Party that portion of the amounts paid or reimbursed by the Indemnifying Party to such Indemnified Party in respect of reimbursement of such costs. In the event that both the Indemnified Party and the Indemnifying Party are named as defendants in an action and/or the representation of both parties by the same counsel would not be inappropriate under applicable standards of professional conduct, they shall both be represented by the same counsel (on whom they shall agree), unless such counsel, the Indemnified Party or the Indemnifying Party shall determine that such counsel has a conflict of interest in representing both the Indemnified Party and the Indemnifying Party in the same action or proceeding and the Indemnified Party and the Indemnifying Party do not waive such conflict to the satisfaction of such counsel, in which case the reasonable expense of separate counsel for the Indemnified Party shall be paid by the Indemnifying Party.

(b) Equitable Remedies. In the case of (i) any third party claims where the Indemnifying Party reasonably believes, and (ii) any Excluded Liabilities where Seller is engaged in litigation or dispute resolution or settlement negotiations and Seller reasonably believes, that it would be appropriate to settle such claim using equitable remedies (i.e. remedies involving the future activity and conduct of the Business), the Indemnifying Party and the Indemnified Party shall consult in good faith on a reasonable settlement, including any settlement that involves the licensing of Business Intellectual Property Rights, accommodations on pricing terms and similar matters affecting the future activity and conduct of the business. No party shall be under any obligation to agree to any such settlement.

(c) Treatment of Indemnification Payments. Any payment made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price. Any indemnity payment under this Agreement shall be decreased by any amounts actually recovered by the Indemnified Party under third party insurance policies with respect to such Loss. If the amount of any Loss for which indemnification is provided under this Agreement (an “Indemnity Claim”) gives rise to a current deduction to the party making the claim, the indemnity payment shall be reduced by the amount of the Tax Benefit of such current deduction available to the party making the claim. “Tax Benefit” means, with respect to any indemnity payment, the excess, if any, of (i) the Indemnified Party’s pro forma tax Liability for the taxable year in which it accrues the indemnity payment, calculated on the basis of the facts and circumstances actually pertaining to the Indemnified Party, but assuming for purposes of this calculation that the Indemnified Party had neither suffered the loss giving rise to the Indemnification Claim nor accrued the indemnity payment, over (ii) the Indemnified Party’s Adjusted Actual Tax Liability for such taxable year in each case as calculated in good faith by the Indemnified Party. The “Adjusted Actual Tax Liability” is the actual Tax Liability of the Indemnified Party, taking into account the items excluded from the calculation in clause (i).

9.4 Certain Procedures.

The Indemnified Party shall cooperate and reasonably assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. In connection with any actual or threatened claims by, or actual or threatened litigation or other disputes with, third parties relating to Excluded Liabilities or Assumed Liabilities, any such claims, litigation and disputes being referred to as “claims” for purposes of this Section 9.4, Purchaser and Seller shall cooperate in the defense of such claim (and Purchaser and Seller agree with respect to all Excluded Liabilities and Assumed Liabilities that a common interest privilege agreement exists between them), including, (i) permitting Seller or Purchaser, as the case may be, to discuss the claim with such officers, employees, consultants and representatives of the other party as the requesting party reasonably requests, (ii) permitting Seller or Purchaser, as the case may be, to have reasonable access to the properties, books, records, papers, documents, plans, drawings, electronic mail, databases and computers of the other party as the requesting party reasonably requests at reasonable hours to review information and documentation relative to the properties, books, records, papers, documents, plans, drawings, electronic mail, databases and computers, contracts, commitments and other records of such party, (iii) providing to Seller or Purchaser, as the case may be, copies of documents and samples of Products of the other party as the requesting party reasonably requests, (iv) permitting Seller or Purchaser, as the case may be, to conduct privileged interviews and witness preparation of officers, employees and representatives of the of the other party as the requesting party reasonably requests, (v) preserving all properties, books, records, papers, documents, plans, drawings, electronic mail and databases relating to Excluded Liabilities or Assumed Liabilities, as the case may be, until notified in writing by the other party that such preservation is no longer required, and preserving all other such information relating to Excluded Liabilities or Assumed Liabilities, as the case may be, until the earlier of (A) five years from the Closing Date and (B) the time when the party requesting such preservation notifies the other party in writing that such preservation is no longer required, (vi) promptly collecting documents and extracting information from documents for Seller’s or Purchaser’s, as the case may be, review and use, as such party reasonably requests, or allowing Seller’s or Purchaser’s, as the case may be, representatives to do the same, (vii) notifying Seller or Purchaser, as the case may be, promptly of receipt by such party of any subpoena or other third party request for documents or interviews and testimony, (viii) providing to Seller or Purchaser, as the case may be, copies of any documents produced by such party in response to or compliance with any subpoena or other third party request for documents, and (ix) permitting Seller or Purchaser, as the case may be, to conduct such other reasonable investigations and studies, and take such other actions, as are reasonably necessary in connection with such party’s defense or investigation of such claim. In connection with any claims, except to the extent inconsistent with Purchaser’s or Seller’s obligations under applicable Law and except to the extent that to do so would subject Purchaser or Seller, as the case may be, or their respective employees, agents or representatives to criminal or civil sanctions, (i) unless ordered by a court to do otherwise, Purchaser and Seller, as the case may be, shall not produce documents to a third party until the other party has been provided a reasonable opportunity to review, copy and assert privileges covering such documents, (ii) the transfer by one party to the other party of documents covered by attorney/client or work product privileges shall not constitute a waiver of such privileges, (iii) unless otherwise ordered by a court, each party shall withhold from production to any third party any documents as to which the other party asserts a privilege, (iv) each party shall defend in court any such privilege asserted by the other party and (v) each party shall permit the other party to prepare any employees of such party required or requested to testify or otherwise be deposed or interviewed in connection with any claim and to be present during any such testimony or interviews.

9.5 Remedies Exclusive.

Following the Closing, except (x) in the case of fraud or claims for equitable relief, or (y) as otherwise provided in Section 6.7, Section 6.12 or Section 11.3, the remedies set forth in this Article IX shall constitute the sole and exclusive remedy with respect to claims resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in this Agreement and shall be in lieu of any other remedies that may be available to the Indemnified Parties under any other agreement or pursuant to any statutory or common law (including Environmental Law) with respect to any Losses of any kind or nature incurred directly or indirectly resulting from or arising out of any misrepresentation, breach of warranty or failure to perform any covenant or agreement contained in this Agreement. For the avoidance of doubt, the foregoing shall not serve to limit any remedies of any party to any other Transaction Document. Seller and Purchaser each hereby waive any provision of any applicable Law to the extent that it would limit or restrict the agreement contained in this Section 9.5.

9.6 Mitigation and Insurance.

(a) Purchaser and Seller shall cooperate in good faith with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by making commercially reasonable efforts to mitigate or resolve any such claim or liability.

(b) The amount of any Loss claimed pursuant to Section 9.1(a) or Section 9.1(b) hereunder shall be net of any amounts that the Indemnified Party recovers under insurance policies or agreements with respect to such Loss. The Indemnified Party shall take commercially reasonable actions to secure payment from insurance policies, or any other Person responsible for such Loss, before making a claim for any Loss to the Indemnifying Party.

ARTICLE X

TERMINATION

10.1 Termination Events.

Without prejudice to other remedies which may be available to the parties by Law or this Agreement, this Agreement may be terminated and the transactions contemplated herein may be abandoned:

(a) by mutual consent of the parties hereto;

(b) after six (6) months from the date hereof (the “Outside Date”) by any party by notice to the other party if the Closing shall not have been consummated on or prior to such date; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available if such failure to consummate the Closing results primarily from a breach by the terminating party of any representation, warranty or covenant contained in this Agreement;

(c) by any party, if a final order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement has been issued by (i) any federal or state court in the United States having jurisdiction or (ii) any similar court or Governmental Authority (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable);

(d) by any party if any event, circumstance, condition, fact or effect has occurred or exists which (i) would result in a failure of a condition to the terminating party’s obligations to consummate the transactions contemplated hereby set forth in Article VII (unless the failure results primarily from the terminating party itself breaching any representation, warranty or covenant set forth in this Agreement), and (ii) cannot reasonably be cured prior to the Outside Date; provided, however, that terminating party shall have given the other party hereto written notice thereof, delivered at least ten (10) Business Days prior to such termination stating its intention to terminate this Agreement pursuant to this Section 10.1(d) and the basis for such termination with reasonable particularity and providing the opportunity to cure any breach giving rise to the effects set forth in clause (i) and (ii) above; or

(e) by Purchaser if any event, circumstance, condition, fact or effect has occurred or exists which causes the transactions contemplated hereby to be subject to the approval of Seller’s stockholders pursuant to Section 271 of the General Corporation Law of the State of Delaware or otherwise or Seller otherwise seeks such approval.

10.2 Effect of Termination.

In the event of any termination of the Agreement as provided in Section 10.1, this Agreement shall forthwith become wholly void and of no further force and effect and there shall be no liability on the part of Purchaser or Seller; provided, however, that nothing herein shall relieve Seller or Purchaser for liability for any willful breach of any representation or warranty, or the breach of any covenant or agreement, set forth in this Agreement prior to termination; provided, further, that the obligations of Purchaser and Seller under Sections 6.2(b) and 6.4, and Article XI of this Agreement shall remain in full force and effect and survive termination of this Agreement.

ARTICLE XI

MISCELLANEOUS AGREEMENTS OF THE PARTIES

11.1 Dispute Resolution.

Except as otherwise set forth herein, resolution of any and all disputes arising from or in connection with this Agreement, whether based on contract, tort, or otherwise (collectively, “Disputes”), shall be exclusively governed by and settled in accordance with the provisions of this Section 11.1.

(a) Negotiation. The parties shall make a good faith attempt to resolve any Dispute arising out of or relating to this Agreement through negotiation. Within 30 days after notice of a Dispute is given by either party to the other party, each party shall select a first tier negotiating team comprised of director or general manager level employees of such party and shall meet and make a good faith attempt to resolve such Dispute and shall continue to negotiate in good faith in an effort to resolve the Dispute or renegotiate the applicable Section or provision without the necessity of any formal proceedings. If the first tier negotiating teams are unable to agree within 30 days of their first meeting, then each party shall select a second tier negotiating team comprised of vice president level employees of such party and shall meet within 30 days after the end of the first 30 day negotiating period to attempt to resolve the matter. During the course of negotiations under this Section 11.1, all reasonable requests made by one party to the other for information, including requests for copies of relevant documents, will be honored. The specific format for such negotiations will be left to the discretion of the designated negotiating teams but may include the preparation of agreed upon statements of fact or written statements of position furnished to the other party. All negotiations between the parties pursuant to this Section 11.1(a) shall be treated as compromise and settlement negotiations. Nothing said or disclosed, nor any document produced, in the course of such negotiations that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future litigation.

(b) Failure to Resolve Disputes. In the event that any Dispute arising out of or related to this Agreement is not settled by the parties within 15 days after the first meeting of the second tier negotiating teams under Section 11.1(a), the parties may seek any remedies to which they may be entitled in accordance with the terms of this Agreement.

(c) Proceedings. Nothing herein, however, shall prohibit either party from initiating litigation or other judicial or administrative proceedings if such party would be substantially harmed by a failure to act during the time that such good faith efforts are being made to resolve the Dispute through negotiation. In the event that litigation is commenced under this Section 11.1(a), the parties agree to continue to attempt to resolve any Dispute according to the terms of Section 11.1(a) during the course of such litigation proceedings under this Section 11.1(c).

11.2 Notices.

All communications provided for hereunder shall be in writing and shall be deemed to be given when delivered in person or by private courier with receipt, when telefaxed and received, or three (3) Business Days after being deposited in the United States mail, first-class, registered or certified, return receipt requested, with postage paid and,

(a)	If to Purchaser:

Motricity, Inc.
210 West Pettigrew Street
Durham, NC 27701
		Attention:	Ryan K. Wuerch, Chief Executive Officer
		Fax:	(919) 287-7401

with a copy (which shall not constitute notice to Purchaser) to:

Kirkland & Ellis LLP
655 Fifteenth Street, NW
Washington, DC 20005
		Attention:	Mark D. Director, Esq.
		Fax:	(202) 879-5200

(b)	If to Seller:

InfoSpace, Inc.
601 108th Avenue NE
Suite 1200
Bellevue, WA 98004
		Attention:	James F. Voelker, Chief Executive Officer
		Fax:	(425) 201-6167

with a copy to:

		Attention:	R. Bruce Easter, General Counsel
		Fax:	(425) 201-6167

with a copy (which shall not constitute notice to Seller) to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road Palo Alto, CA 94304
		Attention:	Jeffrey D. Saper, Esq.
Bradley L. Finkelstein, Esq.
		Fax:	(650) 493-6811

or to such other address as any such party shall designate by written notice to the other party hereto.

11.3 Bulk Transfers.

Purchaser waives compliance by Seller or any Other Seller with the provisions of all applicable Laws relating to bulk transfers in connection with the transfer of the Purchased Assets. Notwithstanding any such waiver, Seller agrees to indemnify Purchaser against all Liabilities or Purchaser Losses which any Purchaser Indemnified Party may suffer due to the failure to so comply or to provide notice required by any such Law.

11.4 Severability.

If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect, and Seller and Purchaser shall negotiate in good faith to replace such illegal, void or unenforceable provision with a provision that corresponds as closely as possible to the intentions of the parties as expressed by such illegal, void or unenforceable provision.

11.5 Further Assurances; Further Cooperation.

Subject to the terms and conditions hereof (including Section 6.3), each of the parties hereto agrees to use commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all documents and to take, or cause to be taken, all actions that may be reasonably necessary or appropriate, in the reasonable opinion of counsel for Seller and Purchaser, to effectuate the provisions of this Agreement, provided that all such actions are in accordance with applicable Law. From time to time, whether at or after the Closing, Seller or its Subsidiaries (as appropriate) will execute and deliver such further instruments of conveyance, transfer and assignment and take such other action, at Purchaser’s sole expense, as Purchaser may reasonably require to more effectively convey and transfer to Purchaser any of the Purchased Assets or Transferred Business Intellectual Property Rights and Purchaser will execute and deliver such further instruments and take such other action, at Seller’s sole expense, as Seller or its Subsidiaries may reasonably require to more effectively assume the Assumed Liabilities.

11.6 Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 11.6.

11.7 Expenses.

Whether or not the Closing occurs, Seller and Purchaser shall each pay their respective expenses (such as legal, investment banker and accounting fees) incurred in connection with this Agreement and the transactions contemplated hereby.

11.8 Non-Assignability.

This Agreement shall not be assigned by either party hereto without the prior written consent of the other party, and any attempted assignment, without such consent, shall be null and void; provided, however, that Purchaser may, without the consent of Seller, assign any or all of its rights and interests hereunder to one or more of its controlled Affiliates, provided that Purchaser shall remain obligated to perform all of its obligations under this Agreement if not performed by such Affiliates.

11.9 Amendment; Waiver.

This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the parties hereto. No waiver by either party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, or a failure or delay by any party in exercising any power, right or privilege under this Agreement shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

11.10 Specific Performance.

The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement and the Exhibits hereto was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

11.11 Third Parties.

The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns. It is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person.

11.12 Governing Law.

This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any conflicts of law principles.

11.13 Consent to Jurisdiction; Waiver of Jury Trial.

Each party hereto irrevocably submits to the exclusive jurisdiction of the United States District Court located in New Castle County, Delaware, or if such court does not have jurisdiction, the superior courts of the State of Delaware located in New Castle County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto, further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth in Section 11.2 shall be effective service of process for any action, suit or proceeding in the State of Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties hereto, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding set forth above arising out of this Agreement or the transactions contemplated hereby, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The parties hereto hereby irrevocably and unconditionally waive trial by jury in any legal action or proceeding relating to this Agreement or any other agreement entered into in connection therewith and for any counterclaim with respect thereto.

11.14 Entire Agreement.

The Transaction Documents, Annex A, the Disclosure Letter and the Exhibits hereto and any other agreements between Purchaser and Seller entered into on the date hereof set forth the entire understanding of the parties hereto with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the parties or their respective Subsidiaries other than those set forth or referred to herein or therein. In the event of any inconsistency between the provisions of this Agreement, any Real Property Agreement, the Transition Services Agreement, the Intellectual Property License Agreement, or any Ancillary Agreement, the provisions of such other agreement shall prevail, except that disclaimers of warranties and limitations of liability in any agreement will only apply to that agreement and will not affect another agreement unless expressly stated otherwise.

11.15 Responsibility for Subsidiary Breach.

Each party hereto shall be responsible for ensuring that its Subsidiaries (including, in the case of Seller, the Other Sellers) adhere to the terms of this Agreement as if such Subsidiaries were original parties hereto and shall be responsible for any breach of this Agreement by such Subsidiaries. The foregoing obligation shall not limit the remedies available to any party hereto for any breach of this Agreement by the other party’s Subsidiaries.

11.16 Section Headings; Table of Contents.

The section headings contained in this Agreement and the Table of Contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

INFOSPACE, INC.

By:	/s/ James Voelker
Name:	James Voelker
Title:	CEO

MOTRICITY, INC.

By:
Name:
Title:

[Signature Page to the Asset Purchase Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

INFOSPACE, INC.

By:
Name:
Title:

MOTRICITY, INC.

By:	/s/ Ryan K. Wuerch
Name:	Ryan K. Wuerch
Title:	CEO

[Signature Page to the Asset Purchase Agreement]

ANNEX A

“Accounts Receivable Reimbursement Amount” shall have the meaning set forth in Section 3.3(g).

“Additional Transaction Proposal” shall mean any offer or proposal concerning any (i) merger, consolidation, business combination or similar transaction involving Seller pursuant to which the stockholders of Seller immediately prior to such transaction would own less than 50% of any class of equity securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof); (ii) sale or other disposition of any material business of Seller or any of its Subsidiaries or all or any material portion of the assets of Seller or any of its Subsidiaries outside of the ordinary course of business, in either case in a single transaction or a series of related transactions, provided that the qualifications of “material” used in this clause (ii) shall not be applicable with respect to the use of the definition of “Additional Transaction Proposal” in Section 6.20(a); (iii) issuance, sale or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) in each case by Seller or any of its Subsidiaries to any Person or group (in the case of Subsidiaries, other than to Seller) representing 20% or more of the voting power of Seller or any of its Subsidiaries; or (iv) transaction in which any Person shall acquire beneficial ownership of, or the right to acquire beneficial ownership of, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding voting capital stock of Seller or any of its Subsidiaries; provided, however, that neither the transactions contemplated by this Agreement nor the sale of Seller’s directory business shall be deemed to be an Additional Transaction Proposal.

“Adjusted Actual Tax Liability” shall have the meaning set forth in Section 9.3(c).

“Adjusted Working Capital” shall mean an amount equal to the difference of (i) total current assets (including cash and cash equivalents) minus total current liabilities minus (ii) long-term debt obligations for borrowed money.

“Adjusted Working Capital Notice” shall have the meaning set forth in Section 9.2(i).

“Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

“Aggregate Consent Payment Amount” shall have the meaning set forth in Section 2.4(b).

“Agreement” shall have the meaning set forth in the Preamble to the Agreement.

“Allocation Schedule” shall have the meaning set forth in Section 3.4.

“Ancillary Agreements” shall have the meaning set forth in Section 2.3(a).

“Antitrust Regulations” shall have the meaning set forth in Section 4.2(b).

“Arbitrator” shall have the meaning set forth in Section 3.3(e).

“Assigned Real Property” shall have the meaning set forth in Section 4.4(c).

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.3(a).

“Assumed Contracts” shall have the meaning set forth in Exhibit H.

“Assumed Liabilities” shall have the meaning set forth in Section 2.2(a).

“Assumed Material Contracts” shall have the meaning set forth in Section 4.5(a).

“Automatic Transferred Employees” shall mean those Transferred Employees where local employment Laws, including but not limited to the Transfer Regulations, provide for an automatic transfer of employees upon the transfer of a business as a going concern and such transfer occurs by operation of Law.

“Bill of Sale” shall have the meaning set forth in Section 2.3(a).

“Books and Records” shall have the meaning set forth in Section 6.5(d).

“Business” shall have the meaning set forth in the Recitals to the Agreement.

“Business Contamination” shall have the meaning set forth in the definition of Business Environmental Liabilities.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York City are permitted or required by Law to close.

“Business Environmental Liabilities” means any liability (contingent or otherwise), obligation, judgment, penalty, fine, cost or expense, of any kind or nature, or the duty to indemnify, defend or reimburse any Person with respect to: (i) the presence at any time of any Hazardous Materials prior to or following the Closing Date in the soil, groundwater, surface water, air or building materials of any Business Facility or the Purchased Assets (“Business Contamination”); (ii) the migration at any time prior to or after the Closing Date of Business Contamination to any other real property, or the soil, groundwater, surface water, air or building materials thereof; (iii) any Hazardous Materials Activity conducted on any Business Facility or otherwise in connection with the Business or the Purchased Assets at any time prior to or following the Closing Date (“Business Hazardous Materials Activities”); (iv) the exposure of any person to Hazardous Materials in the course of or as a consequence of the operation of the Business, the Business Facilities or the Purchased Assets prior to or following the Closing Date, without regard to whether any health effect of the exposure has been manifested as of the Closing Date; (v) the violation of any Environmental Laws prior to or following the Closing Date in connection with the Business or the Purchased Assets or in connection with any Business Hazardous Materials Activities; and (vi) any actions or proceedings brought or threatened by any third party with respect to any of the foregoing.

“Business Facility” means any real property including the land, the improvements thereon, the groundwater thereunder and the surface water thereon, that is or at any time has been owned, operated, occupied, controlled or leased by Seller or any Other Seller in connection with the operation of the Business or the Purchased Assets.

“Business Hazardous Materials Activities” shall have the meaning set forth in the definition of Business Environmental Liabilities.

“Business Intellectual Property Licenses” shall mean any agreement (excluding any Contract that is an Excluded Asset) under which (i) a third party has licensed any Business Intellectual Property Rights to Seller or any Other Seller, or (ii) Seller or any Other Seller has licensed any Business Intellectual Property Rights to any third party, other than Customer Contracts.

“Business Intellectual Property Rights” means Intellectual Property Rights in and to the Business Technology or otherwise used in and necessary for the conduct of the Business as conducted on the Closing Date, excluding Intellectual Property Rights that are Excluded Assets or that are licensed or otherwise subject to a Contract that is an Excluded Asset.

“Business Technology” means any Technology that is used in and necessary for the conduct of the Business as of the Closing, excluding Technology that is an Excluded Asset or that is licensed or otherwise subject to a Contract that is an Excluded Asset.

“Change” shall have the meaning set forth in the definition of Seller Material Adverse Effect.

“Closing” shall have the meaning set forth in Section 8.1.

“Closing Date” shall have the meaning set forth in Section 8.1.

“Closing Statement of Working Capital” shall have the meaning set forth in Section 3.3(b).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collected Accounts Receivable” shall have the meaning set forth in Section 3.3(g).

“Confidential Information” shall have the meaning set forth in Section 6.2(b).

“Confidentiality Agreement” shall have the meaning set forth in Section 6.2(b).

“Consent” shall have the meaning set forth in Section 2.4(a).

“Consent Payment Amount” shall mean any amount paid or incurred by a party (x) to obtain Consents with respect to the sale, transfer or assignment, or deemed sale, transfer or assignment, of any Purchased Assets (notwithstanding the non-transfer provisions of Section 2.4), including as set forth in Section 2.3(b)(iv) and Section 2.6(b), (y) to obtain for the benefit of Purchaser or one or more of its Designees any replacement license, Contract or asset to replace any license, other Contract or other asset that would have been a Purchased Asset had the Consent contemplated by clause (x) been obtained where such Consent has not been obtained or (z) the administrative or relacement cost incurred by Purchaser or one or more of its Designees in order to transfer or obtain a substantially equivalent enterprise software license agreement from Microsoft Corporation or its Affiliates to provide such rights of use as Seller and/or the Other Sellers have pursuant to Seller’s enterprise software license agreement from Microsoft Corporation with respect to the Business as of the date hereof; provided, however, that in no event shall any costs other than the initial consent related amount or replacement amount be considered a Consent Payment Amount hereunder. For the avoidance of doubt, costs associated with volume, seat licenses or renewal or recurring fees shall not be considered a Consent Payment Amount hereunder.

“Consent Payment Statement” shall have the meaning set forth in Section 2.4(b).

“Consent Payment Threshold Amount” shall mean $6,800,000.

“Contracts” means all commitments, contracts or groups of related contracts, indentures and agreements, to which Seller or any Other Seller in respect of the Business is a party or by which Seller or any Other Seller in respect of the Business is bound that relates to the Business.

“Copyrights” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Customer Contract” means any Contract between Seller or any of its Subsidiaries on the one hand and a customer, distributor or dealer of Seller or any of its Subsidiaries on the other hand for the purchase, sale, distribution, marketing, servicing, support or manufacturing (or similar matters) of Products to the extent relating to the Business.

“Database Rights” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Deloitte” shall have the meaning set forth in Section 6.16.

“Deficiency Reimbursement Amount” shall have the meaning set forth in Section 3.3(g).

“Designees” shall mean any direct or indirect wholly-owned subsidiary of Purchaser (excluding for purposes of determining whether a subsidiary is wholly-owned any directors’ qualifying shares).

“Disclosure Letter” shall have the meaning set forth in the first sentence of Article IV.

“Disputes” shall have the meaning set forth in Section 11.1.

“Effective Time” shall have the meaning set forth in Section 8.1.

“Environmental Claim” shall mean any written claim, proceeding, suit, complaint, information request or notice of violation alleging violation of, or liability under, any Environmental Laws.

“Environmental Laws” shall mean, whenever in effect, any applicable federal, state or local Laws, statutes, regulations, codes, ordinances, permits, decrees, orders or common law relating to, or imposing standards relating to pollution, the protection of the environment, or the exposure of any individual to hazardous materials, substances or wastes.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” shall have the meaning set forth in Section 9.2(i).

“Escrow Account” shall have the meaning set forth in Section 9.2(i).

“Estimate Statement” shall have the meaning set forth in Section 3.3(a).

“Estimated Working Capital Amount” shall mean the estimate of the Working Capital Amount set forth on the Estimate Statement.

“Excluded Accounts Receivable” shall have the meaning set forth in Section 3.3(g).

“Excluded Assets” shall mean the assets of Seller and its Subsidiaries other than the Purchased Assets and the Transferred Business Intellectual Property Rights, including those assets identified on Exhibit I.

“Excluded Business Intellectual Property Licenses” shall mean Business Intellectual Property Licenses that are not Transferred Business Intellectual Property Licenses.

“Excluded Liabilities” shall have the meaning set forth in Section 2.2(b).

“Final Closing Statement of Working Capital” shall have the meaning set forth in Section 3.3(e).

“Financial Statements” shall have the meaning set forth in Section 4.13(a).

“GAAP” shall mean United States generally accepted accounting principles consistently applied.

“Governmental Authority” shall have the meaning set forth in Section 4.3.

“Governmental Consent” shall have the meaning set forth in Section 2.4(a).

“Hazardous Materials” shall mean any material, chemical, emission or substance that has been designated by any Governmental Authority to be radioactive, toxic, hazardous, a pollutant, a contaminant or otherwise a danger to health, reproduction or the environment or as to which liability or standards of conduct may be imposed pursuant to any Environmental Laws.

“Hazardous Materials Activity” means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, potential release, presence, handling,

exposure of Persons to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material.

“Hosting and Co-Location Services Agreement” shall have the meaning set forth in Section 6.8(c).

“HSR Act” shall have the meaning set forth in Section 6.3(b).

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnification Buyout” shall have the meaning set forth in Section 9.2(g).

“Indemnifying Party” shall have the meaning set forth in Section 9.3(a).

“Indemnity Claim” shall have the meaning set forth in Section 9.3(c).

“Insurance Policies” shall have the meaning set forth in Section 4.23.

“Intellectual Property License Agreement” shall have the meaning set forth in Section 6.10.

“Intellectual Property Rights” shall mean the following: (a) United States and foreign patents and applications therefor (“Patents”); (b) trade secret rights and all other rights in or to confidential business or technical information (“Trade Secrets”); (c) copyrights, copyright registrations and applications therefor and all other rights corresponding thereto (“Copyrights”); (d) trademarks, service marks, trade dress rights and similar designation of origin and rights therein (“Trademarks”); (e) uniform resource locators, Web site addresses and domain names (“Internet Properties”); (f) industrial design rights and any registrations and applications therefor; (g) databases and data collections (including knowledge databases, customer lists and customer databases) (“Database Rights”); and (h) any similar, corresponding or equivalent rights to any of the foregoing any where in the world. Intellectual Property Rights specifically excludes contractual rights, including license grants and the tangible embodiment of any of the foregoing.

“IRS” shall mean the United States Internal Revenue Service.

“Interim Balance Sheet” shall have the meaning set forth in Section 4.13(a).

“Interim Business Financial Statements” shall have the meaning set forth in Section 4.13(a).

“Interim Profit and Loss Statement” shall have the meaning set forth in Section 4.13(a).

“Internet Properties” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Investor Escrow Agreements” shall have the meaning set forth in Section 5.4.

“Investors” shall have the meaning set forth in Section 5.4.

To “the knowledge of” a party hereto shall mean, with respect to Seller, the actual knowledge of James Voelker, Allen Hsieh, John Foster, Bruce Easter, Steve Elfman, David Binder and Eric Eamons, and the knowledge that such person would reasonably be expected to have in the ordinary and usual course of the performance of their duties to Seller, and with respect to Purchaser, the actual knowledge of Ryan Wuerch, Matthew Petzold, Nathan Gooden or Chris Chuang, and the knowledge that such person would reasonably be expected to have in the ordinary and usual course of the performance of their duties to Purchaser.

“Koala” shall have the meaning set forth in Section 5.4.

“Koala Escrow Agreement” shall have the meaning set forth in Section 5.4.

“Landlord” shall mean a landlord, licensor or other party granting the right to use or occupy real property.

“Law” shall mean any law, treaty, statute, ordinance, rule, code or regulation of a Governmental Authority or judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority.

“Lease” shall mean a lease, sublease, license or other agreement permitting the use or occupancy of real property, including all amendments, extensions and renewals thereof and guaranties with respect thereto.

“Lease Assignments” shall have the meaning set forth in Section 6.8(b)(i).

“Legacy System” shall have the meaning set forth in Section 6.8(e).

“Liabilities” shall have the meaning set forth in Section 2.2(a).

“Liability Cap” shall have the meaning set forth in Section 9.2(a).

“Licensed Business Intellectual Property Rights” shall mean all Business Intellectual Property Rights, excluding (i) Patents, Trademarks, and Internet Properties that are Business Intellectual Property Rights and (ii) the Transferred Business Intellectual Property Rights.

“Licensed Business Technology” shall mean all Business Technology excluding the Transferred Business Technology.

“Liens” shall mean any mortgage, easement, lease, sublease, right of way, trust or title retention agreement, pledge, lien (including any lien for unpaid Taxes), claim, charge, security interest, option or any restriction or other encumbrance of any kind.

“Losses” shall mean Purchaser Losses or Seller Losses, as the case may be.

“Maintenance Costs” shall have the meaning set forth in Section 2.4(a).

“Netherlands Subsidiary” shall mean GSM Information Network B.V., a corporation formed under the laws of the Netherlands and a wholly-owned Subsidiary of Seller.

“Netherlands Subsidiary Shares” shall have the meaning set forth in Exhibit J.

“Non-U.S. Employees” shall mean shall mean each Transferred Employee employed other than in the United States by Seller or any of its Subsidiaries, other than any employees considered to be expatriates by Seller.

“Non-U.S. Former Employees” shall have the meaning set forth in Section 6.7.

“Notification” shall have the meaning set forth in Section 6.12(d).

“Other Sellers” shall mean each of those Subsidiaries of Seller that (i) hold, held or may hold any asset related to the Business, (ii) are, have been or may be party to any Contract related to the Business, (iii) conducts, has conducted or may conduct any activity related to the Business, or (iv) is, has been or may be subject to any Liability related to the Business, for avoidance of doubt including InfoSpace Mobile, Inc. The Netherlands Subsidiary shall not be deemed an Other Seller for purposes of any obligation of any Other Seller to transfer any assets pursuant to Section 2.1 or to be a party to any Transaction Document with Purchaser or any of its Designees from and after the Closing.

“Outside Date” shall have the meaning set forth in Section 10.1(b).

“Owned Real Property” shall mean a fee interest in any land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, used or intended to be used in, or otherwise related to the Business.

“Patents” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Payment” shall have the meaning set forth in Section 4.24(a).

“Permits” shall have the meaning set forth in Section 4.11.

“Permitted Liens” shall have the meaning set forth in Section 4.4(a).

“Person” shall mean an individual, corporation, partnership, limited liability company association, trust, incorporated organization, Governmental Authority, other entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934).

“Personal Property” shall have the meaning set forth in Exhibit J.

“Post-Closing Financial Statements” shall have the meaning set forth in Section 6.16.

“Pro Rata Consent Payment Amount” shall have the meaning set forth in Section 2.4(b).

“Pro Rata Threshold Amount” shall mean $3,400,000.

“Proceeding” shall mean any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought or conducted or heard by or before (or that could come before), or otherwise involving, any Governmental Authority or arbitrator.

“Products” shall mean the products and services sold by Seller and its Subsidiaries, or after the Closing, the Purchaser or any of its Affiliates, primarily or exclusively related to the Business.

“Project Management System” shall have the meaning set forth in Section 6.8(e).

“Proposed Adjustment Notice” shall have the meaning set forth in Section 3.3(d).

“Purchase Escrow Funds” shall have the meaning set forth in Section 5.4.

“Purchase Funds Escrow Agreements” shall have the meaning set forth in Section 5.4.

“Purchase Price” shall have the meaning set forth in Section 3.1.

“Purchased Assets” shall mean the assets set forth in Exhibit J.

“Purchaser” shall have the meaning set forth in the Preamble to the Agreement.

“Purchaser Escrow Agreement” shall have the meaning set forth in Section 5.4.

“Purchaser Facility” shall have the meaning set forth in Section 2.3(b)(ii).

“Purchaser Indemnified Party” shall have the meaning set forth in Section 9.1(a).

“Purchaser Losses” shall have the meaning set forth in Section 9.1(a).

“Purchaser Material Adverse Effect” means a material adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby and any documents delivered or entered into in connection herewith.

“Purchaser Plans” shall have the meaning set forth in Section 6.6(a)(iv).

“Real Property” shall have the meaning set forth in Section 4.4(d).

“Real Property Agreements” shall have the meaning set forth in Section 6.8(b).

“Real Property Subleases” shall have the meaning set forth in Section 6.8(b)(ii).

“Release” shall be defined as that term is defined in 42 U.S.C. § 9601 (22).

“Required Consents” shall mean those Consents set forth on Section 7.3(d) of the Disclosure Letter.

“Requisite Amount” shall mean $30,000,000.

“Retained Business” shall mean all other businesses of Seller other than the Business, together with the products, employees and services of those businesses.

“Review Period” shall have the meaning set forth in Section 3.3(c).

“SEC” shall have the meaning set forth in Section 4.2(b).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the Preamble to the Agreement.

“Seller Change of Control” shall mean (a) a merger or consolidation in which Seller is not the surviving entity, except for (i) a transaction the principal purpose of which is to change the state of Seller’s incorporation, or (ii) a transaction in which Seller’s stockholders immediately prior to such merger or consolidation hold (by virtue of securities received in exchange for their shares in Seller) securities of the surviving entity representing more than fifty percent (50%) of the total voting power of such entity immediately after such transaction; (b) the sale, transfer or other disposition of all or substantially all of the assets of Seller unless Seller’s stockholders immediately prior to such sale, transfer or other disposition hold (by virtue of securities received in exchange for their shares in Seller) securities of the purchaser or other transferee representing more than fifty percent (50%) of the total voting power of such entity immediately after such transaction; or (c) any reverse merger in which Seller is the surviving entity but in which Seller’s stockholders immediately prior to such merger do not hold (by virtue of their shares in Seller held immediately prior to such transaction) securities of Seller representing more than fifty percent (50%) of the total voting power of Seller immediately after such transaction.

“Seller Corporate Policies” shall have the meaning set forth in Section 6.11.

“Seller Facility” shall have the meaning set forth in Section 2.3(b)(i).

“Seller Indemnified Party” shall have the meaning set forth in Section 9.1(b).

“Seller International Plans” shall mean each benefit plan, program, agreement or other arrangement which is maintained, contributed to, or required to be contributed to, by Seller for the benefit of any Non-U.S. Employee.

“Seller Losses” shall have the meaning set forth in Section 9.1(b).

“Seller Material Adverse Effect” shall mean any change, effect, event, circumstance or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, and taken together with all other Changes, that is or would reasonably be expected to be materially adverse to the business, operations, financial condition (including assets and liabilities) or results of operations of the Purchased Assets or the Business, in each case taken as a whole; provided, however, that no Change (by itself or when aggregated or taken together with any and all other Changes) resulting from, relating to or arising out of any of the following shall be deemed to be or constitute a “Seller Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes) resulting from, relating to or arising out of any of the following shall be taken into account when determining whether a “Seller Material Adverse Effect” has occurred or may, would or could occur: (i) general economic conditions in the United States or any other country (or changes therein), general conditions in the financial markets in the United States or any other country (or changes therein) and general political conditions in the United States or any other country (or changes therein); (ii) general conditions in the industries in which the Business is conducted (or changes therein); (iii) any conditions arising out of acts of terrorism or war, weather conditions or other force majeure events (or any escalation or worsening thereof); (iv) the announcement of this Agreement or the pendency of the transactions contemplated hereby; (v) compliance with the terms of, or the taking of any action required by, this Agreement, or the failure to take any action prohibited by this Agreement; (vi) any actions taken, or failure to take action, or such other Changes, in each case, to which Purchaser has approved, consented to in advance or requested; and (vii) any changes in Law; provided, however, that in the case of each of clauses (i), (ii) and (iii), the Change subject to the exclusion in such clause shall be excluded only if such Change does not have a materially disproportionate (and adverse) impact on the Purchased Assets or the Business, as applicable; provided, further, however, that any such impact on the Purchased Assets or the Business, as applicable, shall be included in the determination of whether a Seller Material Adverse Effect has occurred only with respect to that portion of the impact that is greater on the Purchased Assets or the Business, as applicable, as compared to similar businesses in the industry of the Business.

“Seller Plan” shall mean each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, and each other benefit plan, program, agreement or arrangement which is maintained, sponsored, contributed to, or required to be contributed to, by Seller for the benefit of any current or former employee, officer, director or contractor of the Business or with respect to which Seller has any Liability.

“Statement of Operations” shall have the meaning set forth in Section 4.13(a).

“Stock Purchase Agreement” shall have the meaning set forth in Section 5.4.

“Straddle Period” shall have the meaning set forth in Section 6.12(b)(iii).

“Subleased Real Property” shall have the meaning set forth in Section 4.4(d).

“Subsidiary” or “Subsidiaries” of Purchaser, Seller or any other Person shall mean any corporation, partnership or other legal entity of which Purchaser, Seller or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“S-X Financial Statements” shall have the meaning set forth in Section 6.16.

“Tax” or “Taxes” shall mean all federal, state, local and foreign income, profits, franchise, sales, use, occupation, property, excise, payroll, withholding, employment, estimated and other taxes of any nature, including interest, penalties and other additions to such taxes.

“Tax Benefit” shall have the meaning set forth in Section 9.3(c).

“Tax Claim” shall have the meaning set forth in Section 6.12(d).

“Tax Return” shall mean any return, declaration, report and information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means tangible embodiments, whether in electronic, written or other media, of technology, including designs, design and development documentation (such as bill of materials, instructions and test reports), schematics, algorithms, routines, software, databases, lab notebooks, development equipment, processes, prototypes and devices. Technology does not include Intellectual Property Rights, including any Intellectual Property Rights in any of the foregoing.

“Termination Date” shall have the meaning set forth in Section 9.2(g).

“Third Party Consent” shall have the meaning set forth in Section 2.4(a).

“Threshold” shall have the meaning set forth in Section 9.2(c).

“Trade Secrets” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Trademarks” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Transaction Documents” shall have the meaning set forth in Section 4.2(a).

“Transfer Regulations” means the Council Directive 77/187/EEC of 14 February 1977 on the approximation of the laws of the Member States relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses (and its amendments) (collectively referred to as “Acquired Rights Directive”) and the legislation and regulations of any EU Member State implementing such Acquired Rights Directive.

“Transfer Taxes” shall have the meaning set forth in Section 6.12(a)(i).

“Transferred Business Intellectual Property Licenses” shall mean (i) the Business Intellectual Property Licenses pertaining exclusively to the Business (excluding Business Intellectual Property

Licenses pertaining to Patents, Trademarks, and Internet Properties that are Business Intellectual Property Rights); (ii) any Business Intellectual Property Licenses pertaining to a Transferred Patent, Transferred Trademark, or Transferred Internet Property; and (iii) the Business Intellectual Property Licenses listed on Section 4.7(a) of the Disclosure Letter.

“Transferred Business Intellectual Property Rights” shall mean (i) the Transferred Patents, (ii) Transferred Trademarks, (iii) Transferred Internet Properties and (iv) the Business Intellectual Property Rights (excluding Patents, Trademarks, and Internet Properties that are Business Intellectual Property Rights) used exclusively in the Business.

“Transferred Business Intellectual Property Rights Assignment” shall have the meaning set forth in Section 2.3(a).

“Transferred Business Technology” shall mean the Business Technology used exclusively in the Business, including, but not limited to, the Technology listed on Section 4.7(c) of the Disclosure Letter.

“Transferred Employees” shall have the meaning set forth in Section 6.6(a)(iii).

“Transferred Internet Properties” means the Internet Properties listed on Section 4.7(c)(iii) of the Disclosure Letter.

“Transferred Patents” means the Patents listed on Section 4.7(c)(ii) of the Disclosure Letter.

“Transferred Trademarks” means the Trademarks listed on Section 4.7(c)(i) of the Disclosure Letter.

“Transition Services Agreement” shall have the meaning set forth in Section 6.8(a).

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended.

“Working Capital Amount” shall mean (x) the amount of current assets of the Business (to the extent such current assets are Purchased Assets) minus (y) the amount of current liabilities of the Business (to the extent such current liabilities are Assumed Liabilities) incurred in the ordinary course of business, in each case as of the Effective Time, determined in accordance with GAAP and the accounting principles, procedures and assumptions set forth in Section 4.13 of the Disclosure Letter and in the manner in which the illustrative working capital amount of the Business as of July 31, 2007 set forth on Schedule 4.13 of the Disclosure Letter has been prepared. Current assets and liabilities of the Business for purposes of determining the Working Capital Amount shall not include (i) any deferred labor costs (ii) accounts receivable due for more than ninety (90) days from the date the invoice was due, with the exception of amounts due from AT&T and Verizon which shall be included, (iii) any allowance for doubtful accounts, (iv) any deferred unamortized revenue; and (v) any Taxes that are the responsibility of the Purchaser pursuant to Section 6.12.

“Working Capital Deficiency Adjustment” shall have the meaning set forth in Section 3.3(a).

“2007 Unaudited Financial Statements” shall have the meaning set forth in Section 6.16.

List of Exhibits and Schedules*

Exhibit A	Bill of Sale

Exhibit B	Assignment and Assumption Agreement

Exhibit C	Transferred Business Intellectual Property Rights Assignment

Exhibit D	Transition Services Agreement

Exhibit E-1	Lease Assignments

Exhibit E-2	Real Property Sublease

Exhibit F	Hosting and Co-Location Services Agreement

Exhibit G	Intellectual Property License Agreement

Exhibit H	Assumed Contracts

Exhibit I	Excluded Assets

Exhibit I-1	Other Excluded Assets

Exhibit J	Purchased Assets

Exhibit J-1	Other Purchased Assets

Exhibit K	Post Execution Contracts

Annex 1	Investor Escrow Agreements

Annex 2	Koala Escrow Agreement

Annex 3	Purchaser Escrow Agreement

Disclosure Schedule:

Section 4.1	Corporate Existence

Section 4.2	Corporate Authority

Section 4.3	Governmental Approvals and Consents

Section 4.4	Properties and Assets

Section 4.5	Contracts

Section 4.6	Litigation

Section 4.7	Intellectual Property Rights

Section 4.8	Finders; Brokers

Section 4.9	Tax Matters

Section 4.10	Employment and Benefits

Section 4.11	Compliance with Laws

Section 4.12	Environmental Matters

Section 4.13	Financial Information

Section 4.14	Netherlands Subsidiary Shares

Section 4.15	Customers

Section 4.16	Suppliers

Section 4.17	Absence of Changes

Section 4.18	Restrictions on Business Activities

Section 4.19	Sufficiency of Assets

Section 4.20	Condition of Purchased Assets

Section 4.21	Accounts Receivables

Section 4.22	Labor and Employment Matters

Section 4.23	Insurance

Section 4.24	Absence of Sensitive Payments; Suitability

Section 4.25	Affiliated Transactions

Section 4.26	No other Representations or Warranties

Section 6.1	Operation of Business

Section 6.6	Transferred Employees

Section 6.7	Non-U.S. Employees

Section 7.3	Required Consents

*	These exhibits and schedules have been omitted from this filing. The registrant agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Securities and Exchange Commission upon request.